FedEx

ARS

RECEIVED
AUG 17 2004
SEC
WASH, D.C.
185
SECTION

04040770

PE 5-31-04

PROCESSED
AUG 19 2004
THOMSON
FINANCIAL



My world is bigger than my grandmother's.



I can get the latest styles from around the world without leaving home.



My brother actually works in an office.



I am a one-person global business.



My children will think in terms of time zones, not borders.



I believe anything is possible.

What can you do that your grandfather couldn't?
What will your children be able to do that you can't?

Every generation expects easier access to more of what the world has to offer. More products and services. More information and ideas. More people and places.

FedEx helped create that expectation. And we deliver on it millions of times a day, providing the access to transform possibilities into reality.


FedEx
FedEx
FedEx

TO OUR SHAREOWNERS:

It was a successful year for our company, our customers, and our shareowners as FedEx increased revenues and earnings to record levels. We also expanded our portfolio of services through the strategic acquisition of Kinko's, and we developed new opportunities for sustained, profitable growth.

For the fiscal year ended May 31, 2004, FedEx reported record revenue of $24.7 billion, up 10 percent over the previous year. Net income grew to $838 million, and diluted earnings per share rose to $2.76. At the same time, we continued to focus on margins, cash flow and return on investment while exerting the discipline to reduce capital spending to $1.3 billion.

These financial results allowed us to raise our quarterly dividend from $0.05 to $0.07 per share and deliver a total return to our shareowners of 15.4 percent during FY04. FedEx shares have more than doubled in value during the last four years.

While we are proud of our financial performance in FY04, we are more excited by the prospects for the future. Among the reasons for our optimism is a trend that is not only redefining business, it is redefining the world – the increasing desire for access to products from every corner of the globe.

Harnessing the "power of possibility"

The world has changed significantly in my lifetime, giving rise to a new generation of individuals who believe they can have the goods, services, and information they want and need anytime, anywhere, and any way they want. Our society today is not defined so much by age or geography or culture, but by the belief that almost anything is possible.

At FedEx, we understand these expectations because we helped create them. Our networks provide unprecedented access to the modern world.

As a parent, I see this "power of possibility" through the eyes of my children. As a business executive, I see how it is transforming our customers. Through either lens, it's clear to me that this access generation will continue to set the agenda for today's global economy, seeking even greater access to everything they need and desire without regard to time or place.

FedEx is in a great position to meet such expectations, creating opportunities across all our business lines.

Expanding access to accelerate growth

To exploit those opportunities, FedEx is working hard to increase access for our customers as we expand our services and networks.

The Kinko's acquisition opens customer access to a new suite of business services. In February, we completed the acquisition of Kinko's, and before the end of May the rebranded FedEx Kinko's Office and Print Centers began offering full-service FedEx Express and FedEx Ground shipping at virtually all U.S. locations. This fast business integration is designed to capitalize on what we see as a perfect alignment of companies. In addition to providing more convenient retail access for FedEx shipping services, FedEx Kinko's will also help us strengthen relationships with small businesses. In turn, FedEx will leverage its relationships with large corporate customers to help FedEx Kinko's expand its fastest-growing business line – commercial document solutions.



FedEx Corporation provides strategic leadership and consolidated financial reporting for the FedEx family of companies, managing a broad portfolio of transportation, e-commerce and business services.

Expanded service areas improve access to the global marketplace. Capitalizing on continued strong international shipping demand, FedEx Express added new air routes in Asia and began serving two new countries – Iraq and Kazakhstan – to bring the total number of countries FedEx serves to 215. As the premier all-cargo carrier serving China, we announced plans for a new FedEx Express headquarters in Shanghai and we expanded the number of cities available to our customers. We also opened key international markets for other FedEx companies. For example, FedEx Custom Critical launched overnight service into Mexico. FedEx Kinko's opened its first location there last November.

Enhanced service in existing markets gives customers greater choice and reliability. In our core North American markets for FedEx Freight and FedEx Ground, we focused not just on getting bigger, but also on becoming faster and more reliable to help our customers streamline complex supply chains. FedEx Freight became the first carrier in the less-than-truckload freight industry to offer a no-fee money-back guarantee – a seal of approval, if you will, of FedEx reliability and competitive differentiation in that segment. We continued our planned $1.8 billion network expansion at FedEx Ground, and over the past two years we have accelerated service delivery commitments by one day in about 40 percent of our ground traffic lanes.

Advanced technology improves customer access to critical business information. Fedex.com continues to be one of the best and fastest sites in the business world, and we are constantly improving our online tools to support our goal of handling as many transactions as possible via electronic means. Customers increasingly rely on FedEx InSight to provide critical information about inbound shipments to help manage their businesses more efficiently. With extensive online billing information, our customers can also manage their FedEx account right from the desktop. For customers who have moved beyond the desktop, we continue to provide FedEx tracking information via wireless devices. And FedEx Kinko's recently completed the rollout of T-Mobile Wi-Fi access in almost all U.S. locations.

Our commitment to a safe and sustainable environment continues. Across the FedEx family of companies, we pushed for increased energy efficiency in our vehicles and our operations. FedEx Express launched its first hybrid-engine delivery vehicle, which will decrease particulate emissions by 90 percent and travel 50 percent farther on a gallon of fuel. We plan to phase in the vehicles in select cities during the coming year. For the third year in a row, the U.S. Environmental Protection Agency and the U.S. Department of Energy have also recognized FedEx Kinko's for its leadership in renewable energy purchases.

Operating efficiencies fuel earnings momentum

While we capitalized on growth opportunities by increasing access for our customers, we also took decisive internal action to increase efficiency and profitability – all part of our continued commitment to increasing shareowner value.

The largest single initiative was our business realignment at FedEx Express, a voluntary workforce reduction to help "right-size" our network and position us for sustained, profitable growth. It was a difficult but necessary action that helped bring costs more in line with FedEx Express revenues. On a personal note, I would like to extend my thanks to all those who elected one of the early retirement or voluntary severance offers – including many who helped build FedEx from the very early days of our company.


FedEx

FedEx Express provides time-definite shipping to 215 countries, including every street address in the United States, delivering small packages and freight usually in one to three business days.


Ex
Ground

FedEx Ground provides cost-effective, day-definite shipping, specializing in small-package business-to-business delivery with convenient U.S. residential service through FedEx Home Delivery.

In the future, we will continue to examine cost reduction opportunities yet still invest wisely in our fastest-growing networks. In FY05, we expect capital spending to rise modestly, funding additional aircraft capacity for the growing FedEx Express international business and investing in FedEx Ground, FedEx Freight and FedEx Kinko's. We believe that prudent investment will allow us to generate strong growth in earnings per share and cash flow for the coming fiscal year as we benefit from our growing businesses and the full-year savings from our business realignment.

Shaping the new global marketplace

We believe the need and desire for access will only continue to grow. And we intend to be where FedEx has been for the past three decades – on the leading edge of global trends that shape the way all of us live and work.

- We will continue to press for free and fair trade in order to increase global economic access and raise the standards of living in developing countries, lifting millions of people out of poverty.
- We will continue to push for a safe and sustainable environment, applying new technologies to help decrease the energy required to generate economic activity.
- We will continue to be at the forefront of safety and security measures as the worldwide community works together to meet global challenges.

Our commitment to access starts with our great FedEx people and extends to our valued customers and shareowners. It reaches across borders and time zones to shape the new global marketplace.

More than 240,000 FedEx team members around the world, in all FedEx operating companies, are committed to our Purple Promise and the unwavering commitment to a great customer experience with every transaction.

No one championed this commitment more than Sheridan Garrison, a retired member of the FedEx Board of Directors and chairman emeritus of FedEx Freight East. We were greatly saddened by Sheridan's untimely death in 2004, and he will be missed by his colleagues, family and friends.

Among several recent board changes, we were pleased to add an outstanding new director, Ken Glass, who serves as chairman, president and CEO of First Horizon National Corporation, and valued board member George Mitchell announced his decision to retire. We thank him for his dedication and contributions to our success.

Guided by a strong board – and a leadership team that is second to none – I believe that FedEx is in great shape to meet the access demands for generations to come as we continue to perform for our shareowners.

Sincerely,

Frederick W. Smith
Chairman, President and Chief Executive Officer



FedEx Freight is the leading U.S. regional, less-than-truckload freight company, delivering within the United States and key international markets usually within one to two business days.


FedEx Kinko's

FedEx Kinko's Office and Print Services is a leading provider of document solutions and business services, operating more than 1,200 digitally connected locations in 10 countries.


FedEx
Freight
fedex.com
P14432

Financial Highlights

In millions, except earnings per share

	2004[1]	2003	Percent Change
Operating Results			
Revenues	**$ 24,710**	$ 22,487	+10
Operating income	**1,440**	1,471	-2
Operating margin	**5.8%**	6.5%	
Net income	**838**	830	+1
Diluted earnings per common share	**$ 2.76**	$ 2.74	+1
Average common and common equivalent shares	**304**	303	—
Capital expenditures	**$ 1,271**	$ 1,511	-16
Financial Position			
Total assets	**$ 19,134**	$ 15,385	+24
Long-term debt, including current portion	**3,587**	2,017	+78
Common stockholders' investment	**8,036**	7,288	+10

Revenue (in billions)


2000 2001 2002 2003 2004[1]
$18.3 $19.6 $20.6 $22.5 $24.7

Diluted earnings per common share


2000 2001 2002 2003 2004[1]
$2.32 $1.99 $2.34 $2.74 $2.76

Return on average equity


2000 2001 2002 2003 2004[1]
14.6% 10.9% 11.4% 12.0% 10.9%

Capital expenditures (% of revenue)


2000 2001 2002 2003 2004
8.9% 9.6% 7.8% 6.7% 5.1%

Debt to total capitalization


2000 2001 2002 2003 2004
27.1% 26.4% 21.6% 21.7% 30.9%

Stock price (May 31 close)


2000 2001 2002 2003 2004
$35.50 $40.00 $53.95 $63.98 $73.58

(1) 2004 includes $435 million ($270 million, net of tax, or $0.89 per diluted share) of business realignment costs and a $37 million, net of tax, or $0.12 per diluted share benefit related to a favorable ruling on an IRS tax case and the reduction of the company's effective tax rate. 2004 also includes the results of operations of FedEx Kinko's from February 12, 2004 (date of acquisition) including revenues of $621 million and operating income of $45 million.

How big is your world?

Your notebook PC is manufactured 12 time zones away, but your office is as close as FedEx Kinko's.

Your small business has a global reach while big business provides you next-door-neighbor service.

Big or small, near or far, here are just a few ways FedEx gives you greater access to a growing world of opportunities.


FedEx







Two-thirds of the earth's surface is water. Tracy Melton has it covered.

A lifelong angler and tournament fisherman, Tracy Melton always believed he could turn his love of big-game fishing into a profitable business. So, while participating in the entrepreneur program during his college days at the University of Southern California, he began putting together his plan.

From the start, Melton thought far beyond any small business boundaries. What he really desired was cost-effective access to fishing fanatics worldwide. FedEx helped him achieve his dream, without a snag.

"When I started this business from my parents' garage 11 years ago, FedEx saw the value of my business model and recognized the void I could fill," Melton said. "I've never forgotten that. So we use FedEx for everything."

Today, Melton International Tackle is one of the fastest-growing names in the business, supplying big-game anglers around the world with the custom gear, hard-to-find lures and high-end equipment they need to pursue their passion. And FedEx has helped Melton make his global business possible.

"My customers are passionate about big-game fishing. When they place an order, they don't want to wait for it," said Melton. "I have customers in Australia who've told me they get their orders from us faster than they can get orders from another part of Australia."

FedEx consistently answers Melton's business demands by providing reliable service and competitive pricing. With customs-cleared, door-to-door deliveries to 215 countries, and a variety of time-definite services to meet every customer's need, FedEx is helping Melton International Tackle build loyal relationships with the world's most avid fishermen.







FedEx and HP invent a faster route from the factory floor to your front door.

Every moment a computer sits on a warehouse shelf, the less it is worth.

So FedEx and Hewlett-Packard created a supply chain solution that eliminates the shelf entirely, shipping HP's industry-leading notebook PCs direct from manufacturing facilities in China to homes and businesses throughout North America in only two to three working days.

FedEx International Priority DirectDistribution gives HP a clear advantage over many competitors, who commonly ship from Asian manufacturers to secondary assembly or distribution centers in the United States or Europe, delaying final delivery to customers.

"FedEx has helped us remove an entire step from our supply chain process," explained Robert Gifford, vice president of HP worldwide logistics and program management. "As a result, we are not only able to respond faster to our customers' needs, we've been able to significantly reduce our inventory days and operating costs."

Throughout a five-year relationship in Asia, FedEx has responded quickly to the evolving needs of HP, including the migration of HP's manufacturing partners from Taiwan to mainland China.

To accommodate the shift, and to meet increasing demand from customers throughout China, FedEx Express vastly expanded its Shanghai operations, and recently created a new regional headquarters in the city.



HP utilizes almost every offering in the FedEx portfolio of services. For example, HP counts on FedEx *Freight to distribute original HP LaserJet toner cartridges. HPshopping.com turns to FedEx Home* Delivery. And FedEx Trade Networks provides customs brokerage for HP around the world. HP has also chosen FedEx Kinko's to operate 19 off-site document management locations for the company – plus one on-site facility just down the hall from the office of HP Chairman and CEO Carly Fiorina.

invent



invent



For a new breed of road warriors, the world is their office.

Vanessa Wendling's office doesn't have four walls. Instead, it has four wheels. And at least once a week, you can find it parked outside the FedEx Kinko's Office and Print Center in Beverly Hills, California.

A medical pharmaceutical sales representative for Alcon Laboratories, Wendling is one of a vast and growing group of always-on-the-road mobile professionals who are changing the way business gets done in today's world.

"My success in my job is dependent upon my ability to be mobile and self-sufficient," explained Wendling. "I'm in and out of doctors' offices all day long, so I depend on FedEx Kinko's to do the things I don't have the time or resources to do myself."

FedEx Kinko's offers these mobile professionals the broadest range of business services in the industry, including one-stop copying and printing services, high-speed wired and wireless Internet access, videoconferencing, digital photo printing, signs and graphics, and computer usage. In addition, all FedEx Kinko's U.S. locations assist customers with FedEx Express and FedEx Ground shipments.

"We want mobile professionals to know that 'our office is your office,'" said Gary M. Kusin, president and chief executive officer of FedEx Kinko's. "We're committed to providing them and their companies the tools they need to stay connected and succeed."



FedEx Kinko's DocStore – a customizable online document service – also helps companies manage and distribute frequently printed documents with total security, storing them as digital files for on-demand printing by authorized employees. The service helps companies control print costs through reduced obsolescence and storage, and cuts document distribution times from weeks to hours.


Glenn
FedEx Kinko's


Zappos

Zappos.com wins hearts by thinking out of the shoebox.

Fans of Zappos.com love the online shoe store, showering the dot-com success story with accolades ranging from "thrilled" and "awesome" to "I am so glad I found Zappos!"

How did the trendsetting retailer transform an ordinary shopping-mall experience into a Web-based phenomenon? Simple. Unparalleled selection. Satisfaction-driven service that includes free delivery and returns. And FedEx.

By providing fast, money-back guaranteed delivery to each customer's door, FedEx helps Zappos.com complete the loop in its quest to provide "the best possible online shopping experience" and exceed the expectations of customers across the United States.

It's all part of what Zappos.com CEO Tony Hsieh calls the company's "Wow" philosophy – to make customers say "Wow!" whenever they interact with the company. This interaction begins on the company's Web site and doesn't end until its customers have their orders in-hand ... and comfortably "on-foot."

FedEx is also helping Zappos.com behind the scenes. Through a variety of customized FedEx automated solutions, the company has streamlined its shipping processes and reduced its costs, processing orders at "dazzle-the-customer" speed.

From desktop to doorstep, FedEx helps Zappos.com exceed the expectations of loyal customers who have helped more than double the company's sales every year since it was founded in 1999.

Today, Zappos.com is expanding into new categories, including handbags. "We don't think of ourselves as a shoe retailer," Hsieh says. "We think of ourselves as a service company that happens to sell shoes."


FedEx
Zappos


FedEx
Express

You don't need X-ray vision to see a reliable supply chain partner.

Building a reputation for reliability requires speed, innovation and service – three qualities that Siemens and FedEx have in common. A perfect example is the new digital radiography system from Siemens Medical Solutions, the AXIOM Aristos FX.

The speed of digital imaging – available immediately, without X-ray developing – nearly doubles the patient capacity of traditional equipment and greatly increases workflow.efficiency. Results are transmitted electronically to physician viewing screens to support faster diagnosis.

Through innovative use of technology, the AXIOM Aristos FX moves so patients don't have to, and the state-of-the-art system emits less radiation.

Better service revolves around a dedication to improved patient care, with Siemens equipment installed in thousands of medical facilities around the world. And FedEx provides the vital link with each customer.

"Customers rely on us for dependable systems and technology," said Georg Krützfeldt, vice president of global process material logistics for Siemens Medical Solutions, a division of Siemens AG. "We rely on FedEx to help us meet our service commitments and deliver critical parts to the right place at the right time."

By delivering parts for preventive maintenance, troubleshooting and the occasional repair, "FedEx helps keep us up and running," said Tom Karr, chief operating officer of Gwinnett Health System. Two of the first five Aristos units in the United States are installed at Gwinnett Outpatient Imaging Center in Lawrenceville, Georgia.

"Our business is all about taking care of the patient," said Randy Hill (pictured at right), senior vice president of national service for Siemens Medical Solutions. "Many patients have to take time off from work for these procedures. They may be anxious or in pain. When we can serve them with fast, reliable technology, then we've done our job."


SIEMENS





FedEx and ORBIS deliver the precious gift of sight.

FedEx Express aircraft mechanic Valerie Suberg has watched a mother – previously blinded by cataracts – see her baby for the first time. She looked on as two Ethiopian girls first saw their own reflections in a mirror.

With the support of FedEx Express, Suberg recently concluded a two-year stint as a flight mechanic for the DC-10 Flying Eye Hospital of ORBIS International, a nonprofit, humanitarian organization dedicated to eliminating avoidable blindness in the developing world.

"This job is hard work. But being there when a blind child sees for the first time makes it all worthwhile," said Suberg who played an integral role in ORBIS' mission, making sure all aircraft systems of the flying eye hospital and teaching facility operated flawlessly, so ORBIS professionals and volunteer ophthalmic surgeons could treat and prevent blindness.

Since 1982, FedEx has assisted ORBIS with more than 530 programs that have trained more than 63,000 ophthalmologists, biomedical engineers, nurses and other healthcare workers. In turn, these dedicated professionals provide care for an estimated 17.5 million blind and visually impaired people in 83 countries, including India, China, Ethiopia, Cuba, Syria, Bulgaria and Peru.

In addition to providing aircraft inspection and maintenance, FedEx Express pilots join volunteers from another airline who fly the ORBIS aircraft on its missions. FedEx also provides free shipping of medical supplies and DC-10 replacement parts – many donated by the company – to support ORBIS' work across the globe.

"FedEx employees amaze me," said A.L. Ueltschi, chairman, ORBIS International Board of Directors. "Across their powerful worldwide network, they extend to us their whatever-it-takes attitude, innovative spirit and caring hearts to help us deliver the gift of sight. We couldn't ask for more in a global sponsor."



In addition to support for ORBIS International, FedEx helps Heart to Heart International deliver food, medicine and emergency supplies to Vietnam, China, India and other developing nations. Among its many other relationships with charitable organizations, FedEx also provides financial support, complimentary shipping and storage of emergency supplies for the American Red Cross, helping to speed disaster response.


ORBIS

As China opens its doors, FedEx bids the world welcome.

FedEx has been a part of the China free-trade success story for 20 years, helping build the air transportation infrastructure needed to support China's growing economic demands.

Over that time, FedEx Express has grown to become the largest international express carrier in the country, with service to more than 220 cities and plans to expand to 100 more during the next five years.

With 11 flights every week through three major gateways – Beijing, Shanghai and Shenzhen – FedEx serves its customers with more flights into and out of China than any other U.S.-based cargo carrier. Plus, FedEx provides a money-back guarantee on its service to China.

"FedEx is benefiting enormously from the surge in China trade," explained Michael L. Ducker, executive vice president of FedEx Express. "But we're also helping drive it. For its economic revolution to continue, China will need greater access to the global marketplace. That's what FedEx provides."

Eddy Chan (pictured at right), FedEx Express China regional vice president and a 19-year FedEx veteran in the country, believes the company's track record in China provides a major advantage in this continuing quest.

"We've developed a very good relationship with the Chinese government," Chan said. "We keep the lines of communication open to ensure we are continuously balancing market demands with government regulations."


FedEx

Thanks to a June 2004 agreement between the United States and China, U.S. cargo airlines will soon be granted 111 new weekly flights into and out of China. With additional route authorities, FedEx Express hopes to initiate new flights connecting China to Europe, North and South America, and other parts of Asia.






701725
FedEx
Home Delivery
edex.com
-Go-FedEx

Access knows no boundaries.

It connects businesses and customers across time zones, borders, economies and cultures.

It inspires the creation of new ideas, information, goods and services – many of which we cannot envision today.

One company provides more choice and more access for millions around the globe.

FedEx.


Glenn
FedEx Kinko's
Office and Print Center

MESSAGE FROM THE CFO:

In FY04, our great operating results created the headlines but our efforts to position FedEx for profitable future growth were the big story. You can read the details on the following pages, where we've gone to great lengths to give our shareowners access to the opportunities and risks we see through highly transparent financial reporting and an extremely thorough analysis of our business.

On strong demand for the entire portfolio of FedEx services, our FedEx Express, FedEx Ground and FedEx Freight units all boosted revenue. FedEx Kinko's contributed $521 million in revenue in its first full quarter as a FedEx company, and was immediately accretive to earnings. As a result, FedEx Corporation was able to grow revenue 10 percent to $24.7 billion and net income increased in spite of $435 million of one-time business realignment costs.

We also are extremely pleased with our performance in key areas including cash flows, returns and margins. For the second consecutive year we earned returns well in excess of our cost of capital.

As outstanding as our financial results were, our list of accomplishments in FY04 includes a number of additional items.

- The voluntary early retirement and severance programs at FedEx Express made our largest operating company more efficient and more profitable. Related expenses have been absorbed, and while the savings began during the second quarter of FY04, we'll see the full-year's benefit in FY05.
- Kinko's was one of the most strategically important acquisitions in our history. More than 1,200 convenient retail access points should attract significantly more high-yielding packages into our network. On a larger scale, FedEx Kinko's redefines the future of the business services marketplace by creating a complete office on the road for mobile professionals and other business customers. Nobody can match our collection of services and solutions.
- We once again reduced capital spending versus the prior year – both in dollars and as a percent of revenue. In fact, we've cut our capital-expenditures-to-revenue ratio in half since FY99. This capital discipline will result in lower ownership charges in coming years – specifically depreciation and lease expenses.
- There's relief ahead on the pension expense front. We contributed $1.4 billion to our pension plans over the past two fiscal years – much of it invested during the low points of the market. Thanks to those contributions and asset returns of almost 30 percent in our plan year ended in February, we foresee a significant reduction in the growth of pension expenses for FY05.

And, for the second straight year, we've rewarded shareowners by increasing our dividend payment.

Finally, I want to emphasize the ongoing importance of strong corporate governance at FedEx and how it relates to our Sarbanes-Oxley Section 404 (SOX 404) compliance efforts. FedEx has a long history of excellent internal controls, supported by a very thorough internal audit team, an active board of directors and more than 225 documented financial processes and their related computer controls. To remain in front of this critical issue, we expect to spend over $20 million and more than 60,000 hours in FY05 verifying that every step in our internal controls processes comply with SOX 404.

FedEx established a track record in FY04 that we're committed to build on. The year left us with not only great results but also great excitement about the future, and I encourage you to read about both on the following pages.

Alan B. Graf, Jr.
Executive Vice President and Chief Financial Officer

During the year we adopted a new reporting structure at FedEx to take advantage of existing synergies and further growth opportunities. Through this reporting structure, the CEOs of our specialty companies each report to one of our core company CEOs. As a result, we now have the following four reporting segments:

- **FedEx Express Segment** includes FedEx Express and FedEx Trade Networks
- **FedEx Ground Segment** includes FedEx Ground and FedEx Supply Chain Services
- **FedEx Freight Segment** includes FedEx Freight, FedEx Custom Critical and Caribbean Transportation Services
- **FedEx Kinko's Segment** includes FedEx Kinko's

Financial Results



GENERAL

The following Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") describes the principal factors affecting the results of operations, liquidity, capital resources and contractual cash obligations, as well as the critical accounting policies and estimates, of FedEx Corporation (also referred to as "FedEx"). This discussion should be read in conjunction with the accompanying audited financial statements, which include additional information about our significant accounting policies, practices and the transactions that underlie our financial results.

Our MD&A is comprised of three major sections: Results of Operations, Financial Condition and Critical Accounting Policies and Estimates. Results of Operations begins with an overview of consolidated 2004 results compared to 2003, and of 2003 results compared to 2002. This section includes a discussion of key actions, such as our business realignment initiatives and the acquisition of FedEx Kinko's, as well as a discussion of our outlook for 2005. The overview is followed by a financial summary and narrative (including a discussion of both historical operating results and our outlook for 2005) for each of our four reportable operating segments. We then provide an analysis of changes in our balance sheet and cash flows and discuss our financial commitments in the Financial Condition section. We conclude with a discussion of the critical accounting policies and estimates that we believe are important to understanding the judgments and assumptions incorporated in our reported financial results.

FedEx provides a broad portfolio of transportation, e-commerce and business services with companies that operate independently and compete collectively under the respected FedEx brand. These operating companies are primarily represented by FedEx Express, the world's largest express transportation company; FedEx Ground, North America's second largest provider of small-package ground delivery service; FedEx Freight, a leading U.S. provider of regional LTL freight services; and FedEx Kinko's, a leading provider of document solutions and business services. These companies form the core of our reportable segments. In 2004, we changed the reporting and responsibility relationships of our smaller business units so that they now report directly to a core segment. See Reportable Segments for further discussion.

The key factors that affect our operating results are as follows:

- the overall customer demand for our various services;
- the volumes of transportation and business services provided through our networks, primarily measured by our average daily volume and shipment weight;
- the mix of services purchased by our customers;
- the prices we obtain for our services, primarily measured by average price per shipment (yield);
- our ability to manage our cost structure for capital expenditures and operating expenses such as salaries and benefits, fuel and maintenance; and
- our ability to match operating costs to shifting volume levels.

Except as otherwise specified, references to years indicate our fiscal year ended May 31, 2004 or ended May 31 of the year referenced and comparisons are to the prior year.

RESULTS OF OPERATIONS

CONSOLIDATED RESULTS

The following table compares revenues, operating income, operating margin, net income and diluted earnings per share (dollars in millions, except per share amounts) for the years ended May 31:

	2004	2003	2002	$ Change 2004/2003	$ Change 2003/2002	Percent Change 2004/2003	Percent Change 2003/2002
Revenues	$24,710	$22,487	$20,607	2,223	1,880	10	9
Operating income	1,440[1]	1,471	1,321	(31)	150	(2)	11
Operating margin	5.8%	6.5%	6.4%	n/a	n/a	(70) bp	10 bp
Net income	$ 838[1][2]	$ 830	$ 710[3]	8	120	1	17
Diluted earnings per share	$ 2.76[1][2]	$ 2.74	$ 2.34[3]	0.02	0.40	1	17

(1) Includes $435 million ($270 million, net of tax, or $0.89 per diluted share) of business realignment costs described below. See Note 4 to the accompanying audited financial statements.
(2) Includes a $37 million, net of tax, or $0.12 per diluted share benefit related to a favorable ruling on a tax case and the reduction of our effective tax rate described below. See Note 11 to the accompanying audited financial statements.
(3) Results for 2002 reflect our adoption of SFAS 142, "Goodwill and Other Intangible Assets." We recognized an adjustment of $25 million ($15 million, net of tax, or $0.05 per diluted share) to reduce the carrying value of certain goodwill to its implied fair value. See Note 3 to the accompanying audited financial statements.

The following table shows changes in revenues and operating income by reportable segment for 2004 compared to 2003, and 2003 compared to 2002 (in millions):

	$ Change Revenues 2004/2003	$ Change Revenues 2003/2002	Percent Change Revenues 2004/2003	Percent Change Revenues 2003/2002	$ Change Operating Income 2004/2003	$ Change Operating Income 2003/2002	Percent Change Operating Income 2004/2003	Percent Change Operating Income 2003/2002
FedEx Express segment	1,030	1,029	6	7	(154)[1]	(18)	(20)	(2)
FedEx Ground segment	329	663	9	23	28	157	6	47
FedEx Freight segment	246	190	10	8	51	8	26	4
FedEx Kinko's segment	521	n/a	n/a	n/a	39	n/a	n/a	n/a
Other and Eliminations[2]	97	(2)	n/a	n/a	5	3	n/a	n/a
	2,223	1,880	10	9	(31)	150	(2)	11

(1) Includes $428 million of business realignment costs described below.
(2) Includes the results of operations of FedEx Kinko's from February 12, 2004 (date of acquisition) through February 29, 2004 (approximately $100 million of revenue and $6 million of operating income).

Revenue growth during 2004 was attributable to increased volumes of FedEx Express International Priority (IP), FedEx Ground and FedEx Freight shipments, as well as strong growth of IP yields at FedEx Express. Yield improvements at FedEx Ground and FedEx Freight also contributed to revenue growth. In addition, FedEx Kinko's (acquired on February 12, 2004) added $621 million of revenue during 2004. During 2003, revenue growth was due to the substantial growth of our FedEx Ground business, increased international volumes at FedEx Express and higher revenues at FedEx Freight. Increased U.S. freight volumes at FedEx Express also contributed to consolidated revenue growth in 2003, as we benefited from a full twelve months of revenue under the transportation agreement with the U.S. Postal Service ("USPS"), which commenced in late August 2001.

Operating income decreased 2% in 2004 as costs related to our business realignment initiatives totaled $435 million (partially offset by approximately $150 million of savings). See "Business Realignment Costs" for a discussion of these costs and related savings. In total, operating expenses, other than business realignment costs, increased less than the increase in revenue during 2004, despite significant increases in incentive compensation, pension and maintenance costs. During 2003, operating income increased 11% as FedEx Ground significantly improved its operating margin, which more than offset a decline in the operating margin at FedEx Express. The sluggish economy, combined with significant increases in pension and healthcare costs and higher maintenance expenses, reduced profitability at FedEx Express in 2003 despite continued cost control efforts.

Salaries and benefits expense increased 10% during 2004 due to higher incentive compensation and pension costs, wage rate increases and the acquisition of FedEx Kinko's. Incentive compensation increased approximately $240 million during 2004 due to above-plan operating income, primarily at FedEx Express and FedEx Freight. Incentive compensation declined in 2003 based on below-plan performance at FedEx Express. Pension costs were approximately $115 million higher in 2004 (on top of an $80 million increase in 2003), due principally to lower discount rates and decreased returns on pension plan assets. Although not legally required, we made $320 million in contributions to our qualified U.S. pension plans in 2004 compared to total contributions exceeding $1 billion in 2003. Our 2003 contributions were made to ensure our qualified U.S. pension plan assets exceeded the related accumulated benefit obligations at our February 28, 2003 plan measurement date.

Other Income and Expense and Income Taxes

Net interest expense decreased slightly in 2004 as the effects of the tax case described below offset increases to interest expense. These increases were due to the amendment of aircraft operating leases and the adoption of Financial Accounting Standards Board Interpretation No. ("FIN") 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," which together resulted in eight MD11 aircraft being recorded as fixed assets and the related obligations being recorded as long-term debt. Interest expense also increased due to additional borrowings related to the FedEx Kinko's acquisition. Net interest expense was 15% lower in 2003 due to reduced borrowings.

In August 2003, we received a favorable ruling from the U.S. District Court in Memphis over the tax treatment of jet engine maintenance costs. The Court held that these costs were ordinary and necessary business expenses and properly deductible. As a result of this decision, we recognized a one-time benefit in 2004 of $26 million, net of tax, or $0.08 per diluted share, primarily related to the reduction of accruals related to this matter and the recognition of interest earned on amounts previously paid to the IRS. Future periods are not expected to be materially affected by the resolution of this matter. Although the IRS has appealed this ruling, we believe the District Court's ruling will be upheld (also, see Note 11 to the accompanying audited financial statements).

Our effective tax rate was 36.5% in 2004, 38.0% in 2003 and 37.5% in 2002. The lower effective rate in 2004 was primarily attributable to the favorable decision in the tax case discussed above, stronger than anticipated international results and the results of tax audits during 2004. Our stronger than anticipated international results, along with other factors, increased our ability to credit income taxes paid to foreign governments on foreign income against U.S. income taxes paid on the same income, thereby mitigating our exposure to double taxation. The 38.0% effective tax rate in 2003 was higher than the 2002 rate primarily due to lower state taxes in 2002. The effective tax rate exceeds the statutory U.S. federal tax rate primarily because of state income taxes. For 2005, we expect the effective tax rate to be approximately 38.0%. The actual rate, however, will depend on a number of factors, including the amount and source of operating income.

Business Realignment Costs

During 2004, voluntary early retirement incentives with enhanced pension and postretirement healthcare benefits were offered to certain groups of employees at FedEx Express who were age 50 or older. Voluntary cash severance incentives were also offered to eligible employees at FedEx Express. These programs, which commenced August 1, 2003 and expired during the second quarter, were limited to eligible U.S. salaried staff employees and managers. Approximately 3,600 employees accepted offers under these programs. The response to these voluntary programs substantially exceeded our expectations. Consequently, replacement management and staff were required and some employee departure dates were deferred (up to May 31, 2004).

Costs were also incurred in 2004 for the elimination of certain management positions at FedEx Express and other business units based on the staff reductions from the voluntary programs and other cost reduction initiatives. Costs for the benefits provided under the voluntary programs were recognized in the period that eligible employees accepted the offer. Other costs associated with business realignment activities were recognized in the period incurred.

We recognized $435 million of business realignment costs during 2004. Savings of approximately $150 million were realized, reflected primarily in lower salaries and benefits costs. The components of our business realignment costs and changes in the related accruals were as follows for the year ended May 31, 2004 (in millions):

	Voluntary Retirement	Voluntary Severance	Other[1]	Total
Beginning accrual balances	$ –	$ –	$ –	$ –
Charged to expense	202	158	75	435
Cash paid	(8)	(152)	(31)	(191)
Amounts charged to other assets/liabilities	(194)	–	(22)	(216)
Ending accrual balances	$ –	$ 6	$ 22	$ 28

(1) Other includes costs for management severance agreements, which are payable over future periods, including compensation related to the modification of previously granted stock options and incremental pension and healthcare benefits. Other also includes professional fees directly associated with the business realignment initiatives and relocation costs.

Total cash payments under these programs are expected to be approximately $220 million. Amounts charged to other assets/liabilities relate primarily to incremental pension and healthcare benefits.

Over the past few years, we have taken many steps toward bringing our expense growth in line with revenue growth, particularly at FedEx Express, while maintaining our industry-leading service levels. We have significantly decreased capital expenditures by reducing aircraft orders, consolidating facilities and discontinuing low-value programs. These business realignment initiatives are another step in this ongoing process of reducing our cost structure in order to increase our competitiveness, meet the future needs of our employees and provide the expected financial returns for our shareholders.

FedEx Kinko's Acquisition

On February 12, 2004, we acquired FedEx Kinko's for approximately $2.4 billion in cash. We also assumed $39 million of capital lease obligations. FedEx Kinko's is a leading provider of document solutions and business services. Its network of worldwide locations offers access to color printing, finishing and presentation services, Internet access, videoconferencing, outsourcing, managed services, Web-based printing and document management solutions.

The transaction was accounted for as a purchase. Accordingly, the assets and liabilities of FedEx Kinko's were recorded at their fair values and the excess of the purchase price over the fair value of assets acquired was recorded as goodwill. A significant amount of the purchase price was recorded as goodwill, as the acquisition of FedEx Kinko's expands our portfolio of business services, while providing a substantially enhanced capability to provide package-shipping services to small- and medium-sized business customers through FedEx Kinko's array of retail store locations.

The assets and liabilities related to FedEx Kinko's have been included in the accompanying audited balance sheet based on a purchase price allocation. The allocation of the purchase price to the fair value of the assets acquired, liabilities assumed and goodwill, as well as the assignment of goodwill to our reportable segments, was based primarily on internal estimates of cash flows and independent appraisals. We used an independent appraisal firm to determine the fair value of certain assets and liabilities, primarily property and equipment and acquired intangible assets, including the Kinko's trade name, customer-related intangibles, technology assets and contract-based intangibles. While the purchase price allocation is substantially complete and we do not expect any material adjustments, we may make adjustments to the purchase price allocation if new data becomes available. See Notes 2 and 3 to the accompanying audited financial statements for further discussion of the purchase price allocation and goodwill and intangible assets.

The results of operations of FedEx Kinko's have been included in our consolidated financial statements from February 12, 2004. During 2004, FedEx Kinko's contributed $621 million of revenue and $0.06 per diluted share of earnings, which includes approximately $15 million of interest and financing costs and $3 million of rebranding costs. Note 2 to the accompanying audited financial statements includes the unaudited pro forma results of operations of FedEx as if the acquisition had occurred as of the beginning of 2003. The accounting literature establishes firm guidelines around how this pro forma information is presented, which precludes the assumption of business synergies. Therefore, this unaudited pro forma information is not intended to represent, nor do we believe it is indicative of the consolidated results of operations of FedEx that would have been reported had the acquisition been completed as of the beginning of 2003. Furthermore, this pro forma information is not representative of the future consolidated results of operations of FedEx.

We paid a portion of the purchase price from available cash balances. To finance the remainder of the purchase price, we entered into a six-month credit facility for $2 billion. During February 2004, we issued commercial paper backed by unused commitments under this facility. In March 2004, we replaced the commercial paper with the issuance of $1.6 billion of senior unsecured notes in three maturity tranches: one, three and five years at $600 million, $500 million and $500 million, respectively. We canceled the six-month credit facility in March 2004. See Notes 2 and 6 of the accompanying audited financial statements for further discussion.

Airline Stabilization Compensation

Operations in 2002 were significantly affected by the terrorist attacks on September 11, 2001. During 2002, we recognized a total of $119 million of compensation under the Air Transportation Safety and System Stabilization Act (the "Act"), of which $101 million had been received as of May 31, 2004. The amounts recognized were for our estimate of losses we incurred as a result of the mandatory grounding of our aircraft and for incremental losses incurred through December 31, 2001. All amounts recognized were reflected as reduction of operating expense under the caption "Airline stabilization compensation."

In the fourth quarter of 2003, the Department of Transportation ("DOT") asserted that we were overpaid by $31.6 million and has demanded repayment. We have filed requests for administrative and judicial review. We received an opinion from the District of Columbia U.S. Court of Appeals stating that most of the determinations that we requested were not yet ripe for decision and the Court will not rule prior to final determination by the DOT and exhaustion of administrative remedies.

Pursuant to the Federal Aviation Administration reauthorization enacted during the third quarter of 2004, the General Accounting Office submitted a report to Congress on June 4, 2004, on the criteria and procedures used by the Secretary of Transportation under the Act. Issuance of the report frees the DOT to make a final determination on our claim and also reinforces the Congressional directive to the DOT to refer any remaining disputed claims to an administrative law judge upon an affected claimant's request.

We agreed to mediation with the DOT, but it did not result in a resolution of the dispute. We will continue to pursue our claim for compensation under the Act.

We believe that we have complied with all aspects of the Act, that it is probable we will ultimately collect the remaining $18 million receivable and that we will not be required to pay any portion of the DOT's $31.6 million demand. We cannot be assured of the ultimate outcome; however, it is reasonably possible that a material reduction to the $119 million of compensation we have previously recognized under the Act could occur. Based on the DOT's assertion, the range for potential loss on this matter is zero to $49.6 million.

Outlook

During 2005 (particularly during the first half), we expect the U.S. economy to sustain the growth evident in the second half of 2004. This growth is supported by strong corporate earnings, higher consumer confidence (led by both increasing income and an improving job market) and public sector improvement. The macro economic environment during 2004 was particularly challenging for our business, as the manufacturing and wholesale sectors of the economy lagged behind gross domestic product, and year-over-year performance in the economy lagged sequential quarter-to-quarter growth. We expect the current economic expansion to broaden into the manufacturing and wholesale sectors during 2005 as supported by the recent strengthening of durable goods sales, indicating the inventory restocking cycle has started. This is further supported by the positive year-over-year volume trends across all our transportation companies in the fourth quarter of 2004. We also expect a strong global economy in 2005, evidenced by recent broad-based growth across multiple sectors and regions, particularly in Asia.

Our outlook anticipates revenue and earnings growth in all our reportable segments for 2005, as we continue to leverage our "compete collectively" philosophy. Our optimism stems from increasing customer demand for services across our operating companies, a lower cost structure at FedEx Express, as well as improving worldwide economic conditions. During 2005, we expect continued strong growth of international volumes and yields at FedEx Express. We expect only slight U.S. domestic volume growth at FedEx Express, with higher U.S. domestic yields to account for a large portion of revenue growth at FedEx Express. We anticipate improved volumes and yields at FedEx Ground and FedEx Freight, as FedEx Ground continues its multi-year capacity expansion plan and FedEx Freight continues to grow its regional and interregional business and enhance its portfolio of services. FedEx Kinko's revenue is projected to be approximately $2.1 billion, which is significantly higher than the partial year revenue included in our 2004 results. FedEx Kinko's will focus on continuing to generate revenue growth by aggressively growing current lines of business and by leveraging its new relationship with FedEx.

We anticipate significant year-over-year growth of both operating income and margins. These measures will be positively impacted by revenue growth and the full-year savings from our business realignment initiatives (which are expected to be approximately $80 million to $90 million higher than 2004 savings) discussed above. Over the past several years we have experienced significant year-over-year increases in pension cost. For 2005, we expect a modest $30 million increase in pension cost, as 2004 actual asset returns have substantially improved the funded status of our pension plans in spite of a continued decline in the discount rate. Also, incentive compensation programs were reinstated to more normalized levels in 2004, after several years of declines. Our management teams continue to examine additional cost reduction and operational productivity opportunities as we focus on optimizing our networks, improving our service offerings, enhancing the customer experience and positioning FedEx to increase cash flow and financial returns by improving our operating margin.

During 2005, we expect to incur approximately $20 million of expenses related to the FedEx Kinko's rebranding. In addition, we plan to open approximately 70 new FedEx Kinko's locations, including many internationally. Despite these costs, we expect FedEx Kinko's to contribute to earnings growth in 2005 as we move quickly to expand our service offerings at its U.S. locations. See "FedEx Kinko's Acquisition" and "Reportable Segments" for additional discussion.

The pilots of FedEx Express, which represent a small number of FedEx Express total employees, are employed under a collective bargaining agreement. Negotiations with the pilots' union began in March 2004, as the current agreement became amendable on May 31, 2004. We will continue to operate under our current agreement while we negotiate with our pilots. Our financial results for 2005 may be affected by the results of these negotiations. However, we cannot estimate the financial impact, if any, the results of these negotiations may have on our results of operations.

Increased security requirements for air cargo carriers have been put in place and have not had a material impact on our operating results for the periods presented. Although no specific proposals have been issued, further measures may be forthcoming. The impact on our results of operations of any such additional measures is unknown.

Future results will depend upon a number of factors, including U.S. and international economic conditions, the impact from any terrorist activities or international conflicts, our ability to match our cost structure and capacity with shifting volume levels, our ability to effectively leverage our new service and growth initiatives and our ability to effectively operate, integrate and leverage the FedEx Kinko's business. In addition, adjustments to our fuel surcharges at FedEx Express lag changes in actual jet fuel prices paid. Therefore, our operating income could be materially affected should the spot price of jet fuel suddenly change by a significant amount or should we be unable to further increase our fuel surcharges in response to rising fuel prices due to competitive pressures. See "Forward-Looking Statements" for a more complete discussion of potential risks and uncertainties that could materially affect our future performance.

Seasonality of Business

Our express package and freight businesses are seasonal in nature. Historically, the U.S. express package business experiences an increase in volumes in late November and December. International business, particularly in the Asia to U.S. market, peaks in October and November due to U.S. holiday sales. Our first and third fiscal quarters, because they are summer vacation and post winter-holiday seasons, have historically exhibited lower volumes relative to other periods.

The transportation and business services industries are affected directly by the state of the overall domestic and international economies. Seasonal fluctuations affect volumes, revenues and earnings. Normally, the fall of each year is the busiest shipping period for FedEx Ground, while late December, January, June and July of each year are the slowest periods. For FedEx Freight, the spring and fall of each year are the busiest periods and the latter part of December, January and February of each year are the slowest periods. Shipment levels, operating costs and earnings for each of our transportation companies can also be adversely affected by inclement weather.

NEW ACCOUNTING PRONOUNCEMENTS

No new accounting pronouncements had a material effect on our financial position, results of operations or cash flows during 2004.

REPORTABLE SEGMENTS

FedEx Express, FedEx Ground, FedEx Freight and FedEx Kinko's form the core of our reportable segments. In 2004, we changed the reporting and responsibility relationships of our smaller business units so they now report directly to a core segment. Prior year amounts have been reclassified to conform to the new segment presentation. Our reportable segments include the following businesses:

FedEx Express Segment	FedEx Express (express transportation) FedEx Trade Networks (global trade services)
FedEx Ground Segment	FedEx Ground (small-package ground delivery) FedEx Supply Chain Services (contract logistics)
FedEx Freight Segment	FedEx Freight (regional LTL freight) FedEx Custom Critical (surface-expedited transportation) Caribbean Transportation Services (airfreight forwarding)
FedEx Kinko's Segment	FedEx Kinko's (document solutions and business services)

FedEx Services provides customer-facing sales, marketing and information technology support, primarily for FedEx Express and FedEx Ground. The costs for these activities are allocated based on metrics such as relative revenues and estimated services provided. These allocations materially approximate the cost of providing these functions. The line item "Intercompany charges" on the accompanying financial summaries of our reportable segments includes the allocations from FedEx Services to FedEx Express, FedEx Ground and FedEx Freight, allocations for services provided between operating companies, and certain other costs such as corporate management fees related to services received for general corporate oversight, including executive officers and certain legal and finance functions. Management evaluates segment financial performance based on operating income.

FEDEX EXPRESS SEGMENT

The following table compares revenues, operating expenses and operating income and margin (dollars in millions) and selected statistics (in thousands, except yield amounts) for the years ended May 31:

	2004	2003	2002	Percent Change 2004/2003	Percent Change 2003/2002
Revenues:					
Package:					
U.S. overnight box	**$ 5,558**	$ 5,432	$ 5,338	**2**	2
U.S. overnight envelope	**1,700**	1,715	1,755	**(1)**	(2)
U.S. deferred	**2,592**	2,510	2,383	**3**	5
Total U.S. domestic package revenue	**9,850**	9,657	9,476	**2**	2
International Priority (IP)	**5,131**	4,367	3,834	**17**	14
Total package revenue	**14,981**	14,024	13,310	**7**	5
Freight:					
U.S.	**1,609**	1,564	1,273	**3**	23
International	**393**	400	384	**(2)**	4
Total freight revenue	**2,002**	1,964	1,657	**2**	19
Other[1]	**514**	479	471	**7**	2
Total revenues	**17,497**	16,467	15,438	**6**	7
Operating expenses:					
Salaries and employee benefits	**7,403**	7,001	6,565	**6**	7
Purchased transportation	**694**	609	564	**14**	8
Rentals and landing fees	**1,531**	1,557	1,531	**(2)**	2
Depreciation and amortization	**810**	818	819	**(1)**	–
Fuel	**1,343**	1,231	1,009	**9**	22
Maintenance and repairs	**1,193**	1,087	983	**10**	11
Airline stabilization compensation	**–**	–	(119)	**n/a**	n/a
Business realignment costs	**428**	–	–	**n/a**	n/a
Intercompany charges	**1,442**	1,328	1,331	**9**	–
Other	**2,024**	2,053	1,954	**(1)**	5
Total operating expenses	**16,868**	15,684	14,637	**8**	7
Operating income	**$ 629**	$ 783	$ 801	**(20)**	(2)
Operating margin	**3.6%**	4.8%	5.2%		

	2004	2003	2002	Percent Change 2004/2003	Percent Change 2003/2002
Package Statistics(2)					
Average daily package volume (ADV):					
U.S. overnight box	**1,179**	1,176	1,170	**–**	1
U.S. overnight envelope	**667**	679	699	**(2)**	(3)
U.S. deferred	**925**	897	868	**3**	3
Total U.S. domestic ADV	**2,771**	2,752	2,737	**1**	1
IP	**396**	369	340	**7**	9
Total ADV	**3,167**	3,121	3,077	**1**	1
Revenue per package (yield):					
U.S. overnight box	**$ 18.49**	$ 18.18	$17.90	**2**	2
U.S. overnight envelope	**10.00**	9.95	9.84	**1**	1
U.S. deferred	**10.99**	11.02	10.77	**–**	2
U.S. domestic composite	**13.94**	13.82	13.58	**1**	2
IP	**50.75**	46.59	44.16	**9**	6
Composite package yield	**18.55**	17.69	16.96	**5**	4
Freight Statistics(2)					
Average daily freight pounds:					
U.S.	**8,519**	8,969	7,736	**(5)**	16
International	**2,093**	2,174	2,082	**(4)**	4
Total average daily freight pounds	**10,612**	11,143	9,818	**(5)**	13
Revenue per pound (yield):					
U.S.	**$ 0.74**	$ 0.69	$ 0.65	**7**	6
International	**0.74**	0.72	0.72	**3**	–
Composite freight yield	**0.74**	0.69	0.66	**7**	5

(1) Other includes FedEx Trade Networks.
(2) Package and freight statistics include only the operations of FedEx Express.

FedEx Express Segment Revenues

FedEx Express segment total revenues increased 6% in 2004, principally due to higher IP revenues in Asia, Europe and U.S. outbound. IP revenues increased significantly on volume growth (7%) and higher yield (9%). Asia experienced strong average daily volume growth (led by China with volume growth of over 50%), while outbound shipments from Europe, the United States and Latin America continued to improve. The increase in IP yield was largely attributable to Europe. The yield increase was primarily due to higher average weight per package, favorable exchange rate differences and higher fuel surcharge revenue.

U.S. domestic package revenue increased 2% in 2004 as both volumes and yields grew slightly. For U.S. domestic composite yield, a small decline in average rate per pound was offset by increases in average weight per package and fuel surcharge revenue. For U.S. domestic shipments and U.S. outbound international shipments, an average list price increase of 2.5%, along with certain surcharge increases, became effective January 5, 2004. Freight revenue increased in 2004 due to increased yields related to service mix, despite lower volumes.

FedEx Express segment total revenues increased 7% in 2003, largely due to increased IP and U.S. freight revenues. Year-over-year revenue comparisons reflect the impact in 2002 of the terrorist attacks on September 11, 2001, which adversely affected both U.S. outbound international shipments and U.S. domestic shipments, and the economic decline that began in calendar 2001. IP volume growth occurred predominantly in Asia and Europe, which experienced average daily volume growth rates of 21% and 11%, respectively, during 2003. IP yield improvements during 2003 were due to favorable exchange rate differences, increased fuel surcharge revenue and growth in higher-yielding lanes.

U.S. domestic package revenue increased 2% in 2003 due to higher yield and volumes in the U.S. deferred and overnight box categories. The increase in U.S. domestic package yield during 2003 was due to higher fuel surcharge revenue and average list price increases. Higher U.S. freight revenues from increased average daily pounds during 2003 also affected year-over-year revenue comparisons, as we benefited from a full twelve months of operations and higher shipping levels under our transportation contract with the USPS, which began in August 2001.

Fuel surcharge revenue was higher in 2004 and 2003 primarily due to higher jet fuel prices and the introduction of certain international dynamic fuel surcharges in September 2002. Our dynamic fuel surcharges are based on the spot price for jet fuel. During 2003, fuel surcharge revenue was also higher because our dynamic index for determining our U.S. domestic fuel surcharge was not implemented until the second quarter of 2002. Using this index, the U.S. domestic fuel surcharge ranged between 3.0% and 6.5% during 2004, 2.0% and 5.5% during 2003 and between 0% and 3% from November 2001 through May 2002. International fuel surcharges ranged between 2% and 6.5% during 2004 and were as high as 6% during 2003.

FedEx Express Segment Operating Income

During 2004, operating income decreased 20% due to business realignment costs totaling $428 million (partially offset by approximately $150 million of savings). Higher incentive compensation and pension costs and base salary increases, as well as higher maintenance expenses, were offset by revenue growth and ongoing cost control efforts. In addition, 2004 benefited from one additional operating day. During 2003, the 2% decrease in operating income and the decline in operating margin at FedEx Express were attributable to increased employee benefits costs, higher maintenance expenses and, to a lesser extent, the net impact of higher fuel costs in an economic environment of sluggish U.S. domestic average daily package volumes. Contributing to the decrease in operating income was one fewer operating day. Operating results during 2003 were also impacted by unusually inclement weather during the winter and spring, which decreased business shipping, reduced operational efficiency and increased certain operating costs, such as for snow removal and de-icing.

Salaries and benefits were higher during 2004 due to higher incentive compensation and pension costs and wage rate increases. This increase was partially offset by savings from the business realignment initiatives. The 2003 increase was due to wage rate increases and higher pension and healthcare costs. In addition, higher salaries and benefits were partially the result of cost increases related to the USPS contract. Incentive compensation provisions declined in 2003 based on below-plan performance.

Purchased transportation costs increased in 2004 and 2003 as IP volume growth led to an increase in contract pickup and delivery services. Higher maintenance costs in both 2004 and 2003 were primarily due to the timing of scheduled aircraft maintenance events, higher utilization of aircraft related to USPS volumes and a higher average age of certain types of our aircraft. Intercompany charges increased during 2004 due to higher incentive compensation, healthcare and pension costs and base salary increases at FedEx Services.

Fuel costs were higher in 2004 due to a 10% increase in the average price per gallon of aircraft fuel, as fuel consumption was flat. However, fuel surcharge revenue more than offset higher jet fuel prices primarily due to the introduction of certain international dynamic fuel surcharges in September 2002. Fuel consumption was higher in 2003, primarily due to an increase in aircraft usage as a result of incremental U.S. freight pounds transported under the USPS agreement and IP volume growth. Fuel costs were also higher in 2003 due to a 16% increase in the average price per gallon of aircraft fuel. Higher net fuel costs at FedEx Express negatively affected operating income during 2003, as fuel surcharge revenue increases were not sufficient to offset higher jet fuel prices.

Rentals and landing fees decreased in 2004 due to the amendment of operating leases for six MD11 aircraft that resulted in these aircraft being recorded as fixed assets under capital lease. In addition, as discussed in Note 16 to the accompanying audited financial statements, two additional MD11s were recorded as fixed assets at September 1, 2003 as a result of the adoption of FIN 46. Depreciation and amortization expense declined slightly due to decreases in capital spending, despite the additional depreciation from the eight MD11 aircraft added to fixed assets.

During 2003, other operating expenses increased at FedEx Express as reimbursements in 2002 from the USPS for network expansion costs were reflected as credits in other operating expenses. These reimbursements, however, had no effect on operating income, as they represented the recovery of incremental costs incurred. Partially offsetting operating costs during 2003 was a gain from the insurance settlement on an aircraft destroyed in an accident in July 2002 that resulted in a net $8 million favorable impact on operating income. During 2002, other operating expenses included $27 million from the favorable resolution of certain state tax matters.

FedEx Express Segment Outlook

We anticipate revenue growth at FedEx Express during 2005, in both the domestic and international markets. Revenue increases will be led by IP, where we expect volume and yield growth, particularly in Asia, U.S. outbound and Europe. We expect only slight U.S. domestic volume growth at FedEx Express, with higher U.S. domestic yields to account for a large portion of revenue growth at FedEx Express.

We expect significant operating margin improvement at FedEx Express during 2005, led by the full-year salaries and benefits savings of our 2004 business realignment initiatives. These cost management actions and improved volumes, along with a sharp focus on productivity, are expected to produce improved operational efficiency. In addition, we expect additional improvement due to IP volume growth with solid incremental margins, increased U.S. domestic yields and volumes aided by the FedEx Kinko's retail presence and the impact of reduced capital spending in prior years. While capital expenditures at FedEx Express are expected to be higher than 2004 due to planned aircraft purchases to support IP volume growth, they are expected to remain below historical levels.

FEDEX GROUND SEGMENT

The following table compares revenues, operating expenses and operating income and margin (dollars in millions) and selected package statistics (in thousands, except yield amounts) for the years ended May 31:

				Percent Change	
	2004	2003	2002	**2004/ 2003**	2003/ 2002
Revenues	**$ 3,910**	$ 3,581	$ 2,918	**9**	23
Operating expenses:					
Salaries and employee benefits	**740**	709	623	**4**	14
Purchased transportation	**1,465**	1,327	1,067	**10**	24
Rentals	**98**	88	85	**11**	4
Depreciation and amortization	**154**	155	136	**(1)**	14
Fuel	**16**	11	5	**45**	120
Maintenance and repairs	**95**	89	76	**7**	17
Business realignment costs	**1**	–	–	**n/a**	n/a
Intercompany charges	**432**	346	256	**25**	35
Other	**387**	362	333	**7**	9
Total operating expenses	**3,388**	3,087	2,581	**10**	20
Operating income	**$ 522**	$ 494	$ 337	**6**	47
Operating margin	**13.4%**	13.8%	11.5%		
Average daily package volume[1]	**2,285**	2,168	1,755	**5**	24
Revenue per package (yield)[1]	**$ 6.48**	$ 6.25	$ 6.11	**4**	2

(1) Package statistics include only the operations of FedEx Ground.

FedEx Ground Segment Revenues

Revenues increased during 2004 due to higher volumes and yield improvement, led by increased usage of our home delivery service. Average daily volume continued its sequential growth in the fourth quarter, with a 12% increase over the fourth quarter of 2003, up from 1%, 3% and 6% growth in the first, second and third quarters, respectively. The lower average daily volume increase for 2004 was due to a difficult year-over-year comparison, as first quarter 2003 volume included an estimated 140,000 to 150,000 daily packages as a result of the threat of a UPS work stoppage. In addition, 2004 benefited from two additional operating days. The FedEx Ground segment realized 23% revenue growth in 2003, despite one less operating day, due to increased volumes in our business-to-business shipments and continued growth of our home delivery service. During 2003, our home delivery service added facilities to reach nearly 100% coverage of the U.S. population.

Yield at FedEx Ground increased in 2004 primarily due to general rate increases and an increase in extra services revenue, partially offset by higher customer discounts and the elimination of the fuel surcharge in January. An average list price increase of 1.9% on FedEx Ground services became effective January 5, 2004. On that date, the fuel surcharge for all FedEx Ground shipments was discontinued. In 2003, year-over-year yield increases were due to an average list price increase of 3.9%, which became effective January 6, 2003. Partially offsetting the effect of the price increase were higher levels of discounts and lower average weight per package.

In the third quarter of 2002, FedEx Ground implemented a dynamic fuel surcharge, based on the spot price for on-highway diesel fuel. Before its elimination in January 2004, this surcharge ranged between 1.25% and 1.50% during 2004, between 0.75% and 2.00% during 2003 and between 0.50% and 0.75% from February through May 2002.

FedEx Ground Segment Operating Income

Operating income increased in 2004 due to volume growth, yield improvements and increased productivity. These gains were partially offset by higher intercompany charges, increased healthcare and pension costs and expenses related to terminal expansions and relocations. FedEx Ground utilized a larger portion of allocated sales, marketing, information technology and customer support resources. The cost of providing these services increased due to higher incentive compensation, healthcare and pension costs and base salary increases at FedEx Services. Operating margin for the segment was also negatively affected by operating losses at FedEx Supply Chain Services.

Operating margins improved in 2003 as FedEx Ground realized substantial improvements in pickup and delivery and linehaul productivity. Similar to 2004, intercompany charges increased due to the utilization of a larger portion of allocated resources from FedEx Services. Salaries and employee benefits increased in 2003 due to higher pension costs and increases in staffing to support volume growth. Operating results during 2003 were also impacted by inclement weather during the winter and spring, which was more severe than in previous years.

The increase in operating income in both 2004 and 2003 was also attributable to improved home delivery service results. In September 2002, FedEx Ground completed the build-out of its national home delivery network, enabling it to reach nearly 100% of U.S. residences, with evening, weekend and day- and time-specific delivery options, all backed by a money-back guarantee. Our home delivery service became profitable during 2003. This service had an operating loss of $32 million during 2002.

FedEx Ground Segment Outlook

We expect FedEx Ground to return to double-digit revenue growth in 2005, led by increased home delivery and next-business day package volume and modest yield improvement. Average daily volume is expected to improve on its 2004 growth of 5%. Anticipated yield improvements from the average list price increase and extra services revenue will be partially offset by the impact from the elimination of FedEx Ground's fuel surcharge in January 2004. FedEx Ground will also continue to place emphasis on improving on-time delivery, productivity and safety.

During 2005, we expect continued growth in capital spending at FedEx Ground as we continue to focus on network capacity expansion. As a result of losses at FedEx Supply Chain Services, higher facility expenses due to expansion and slower yield growth primarily due to the elimination of FedEx Ground's fuel surcharge, we expect the 2005 operating margin will be comparable to 2004.

FEDEX FREIGHT SEGMENT

The following table shows revenues, operating expenses and operating income and margin (dollars in millions) and selected statistics for the years ended May 31:

	2004	2003	2002	Percent Change 2004/2003	Percent Change 2003/2002
Revenues	**$2,689**	$2,443	$2,253	**10**	8
Operating expenses:					
Salaries and employee benefits	**1,427**	1,303	1,218	**10**	7
Purchased transportation	**254**	224	197	**13**	14
Rentals and landing fees	**100**	105	101	**(5)**	4
Depreciation and amortization	**92**	88	91	**5**	(3)
Fuel	**122**	107	87	**14**	23
Maintenance and repairs	**116**	115	91	**1**	26
Intercompany charges	**21**	17	13	**24**	31
Other	**313**	291	270	**8**	8
Total operating expenses	**2,445**	2,250	2,068	**9**	9
Operating income	**$ 244**	$ 193	$ 185	**26**	4
Operating margin	**9.1%**	7.9%	8.2%		
Average daily LTL shipments (in thousands)	**58**	56	56	**4**	–
Weight per LTL shipment (lbs)	**1,127**	1,114	1,114	**1**	–
LTL yield (revenue per hundredweight)	**$14.23**	$13.40	$12.41	**6**	8

FedEx Freight Segment Revenues

The double-digit increase in FedEx Freight segment revenues during 2004 was primarily due to increases in LTL yield and LTL average daily shipments. Year-over-year growth in LTL average daily shipments accelerated to 11% in the fourth quarter of 2004, reflecting a strengthening economy and market-share gains. LTL yield grew 6% during the year, reflecting incremental fuel surcharges due to higher fuel prices, growth in our interregional freight service, a 5.9% general rate increase in June 2003 and favorable contract renewals. In addition, 2004 had one additional operating day. Revenues increased 8% during 2003 due to improved LTL yield, despite the continued impact of a slow economy, severe winter weather and one fewer operating day during the year.

FedEx Freight Segment Operating Income

The 26% increase in operating income at the FedEx Freight segment during 2004 was primarily attributable to LTL revenue growth and cost management. Operating margins improved as yield management and operational productivity gains outpaced increased incentive compensation, fuel, insurance and claims, pension and healthcare costs. Purchased transportation increased primarily due to the growth of our interregional freight service. During 2003, operating income also increased due to LTL revenue growth and cost management. Lower depreciation and amortization during 2003 reflects increased gains from the sale of operating assets in the ordinary course of business.

Operating margin improved more than 100 basis points in 2004 on strong revenue growth. Lower operating margins in 2003 reflect higher maintenance and repairs expenses, which include $8 million of incremental expenses associated with rebranding our two regional LTL carriers under the common name "FedEx Freight." The rebranding project began in the fourth quarter of 2002 and is expected to be complete in 2005. Through the end of 2004, rebranding expenses totaled $31 million of the anticipated total project cost of $41 million. These costs, which are being expensed as incurred, consist primarily of incremental external costs for rebranding tractors and trailers.

FedEx Freight Segment Outlook

We expect revenue to continue to grow in 2005, due to both LTL yield improvement and LTL daily shipment growth. Continued market share growth, a general rate increase and a relatively stable industry-pricing environment are expected to contribute to LTL yield improvement. We implemented a general rate increase of 5.9%, effective June 14, 2004. Our no-fee money-back guarantee, implemented in September 2003, continues to be a differentiator in the market, generating additional business with new and existing customers. Continued consolidation among carriers and an improving economy are providing many opportunities for FedEx Freight to promote its profitable interregional service. In addition, through collaboration with other FedEx operating companies, FedEx Freight is increasing business levels with its major customers. Contributing to the positive outlook for 2005 is FedEx Freight's disciplined approach to yield management, coupled with strategic investments in capacity.

FEDEX KINKO'S SEGMENT

The following table shows revenues, operating expenses and operating income and margin (dollars in millions) for the fourth quarter ended May 31, 2004:

Revenues	**$521**
Operating expenses:	
Salaries and employee benefits	**185**
Rentals	**115**
Depreciation and amortization	**33**
Maintenance and repairs	**9**
Other	**140**
Total operating expenses	**482**
Operating income	**$ 39**
Operating margin	**7.5%**

FedEx Kinko's Segment Operating Results

The results of operations of FedEx Kinko's are included in our consolidated results from the date of acquisition (February 12, 2004). The FedEx Kinko's segment was formed in the fourth quarter of 2004. The results of operations from February 12, 2004 (the date of acquisition) through February 29, 2004 were included in "Other and Eliminations" (approximately $100 million of revenue and $6 million of operating income). FedEx Kinko's has focused on strengthening its current lines of business, which include black-and-white, color and custom printing, copying and binding services, facilities management and outsourcing, high-speed Internet access and computer usage, signs and graphics, sale of retail products and others. Fourth quarter revenue was primarily driven by strong performance in signs and graphics, finishing services and retail products. As in-home technological advances have impacted the traditional retail walk-up business, FedEx Kinko's has expanded its efforts to attract a larger share of the commercial document solutions and business service market.

FedEx Kinko's operating margin benefited from strong revenue performance during the fourth quarter. Additionally, our efforts to optimize production machines within each store location resulted in reduced lease and maintenance costs. Negatively impacting operating margin was approximately $3 million of rebranding costs. The caption "Other" in the financial summary on the preceding page includes supplies and other direct costs, such as paper and toner.

FedEx Kinko's Segment Outlook

In 2005, FedEx Kinko's will focus on continuing to generate revenue growth by leveraging its new relationship with FedEx. FedEx Kinko's plans to open approximately 70 new locations in 2005, including many internationally. In addition, there are significant opportunities for growth in full-service color copies, finishing services and signs and graphics product offerings. We expect operating margins to decrease in 2005, as FedEx Kinko's will absorb a portion of the FedEx Corporation headquarters' fees commencing in 2005 and approximately $20 million in rebranding costs.

On April 26, 2004, we announced the new brand identity for FedEx Kinko's retail locations – FedEx Kinko's Office and Print Centers. Following this announcement, we began accepting packages to be shipped from our U.S. locations. This capability will also allow FedEx Kinko's to launch "pack-and-ship" services in 2005. Management is also focusing on cost reduction and control, with continued focus on machine optimization, increased opportunities for strategic sourcing of operating expenses such as supplies and machines and implementing best practices across the FedEx Kinko's network. Capital expenditures are expected to be approximately $125 million, primarily for technology- and equipment-related projects, real estate and rebranding.

FINANCIAL CONDITION

LIQUIDITY

Cash and cash equivalents totaled $1.046 billion at May 31, 2004, compared to $538 million at May 31, 2003. The following table provides a summary of our cash flows for the years ended May 31 (in millions):

	2004	2003	2002
Net cash provided by operating activities	**$ 3,020**	$ 1,871	$ 2,228
Investing activities:			
Business acquisition, net of cash acquired	**(2,410)**	–	(35)
Capital expenditures and other investing activities	**(1,252)**	(1,490)	(1,577)
Net cash used in investing activities	**(3,662)**	(1,490)	(1,612)
Financing activities:			
Principal payments on debt	**(319)**	(10)	(320)
Proceeds from debt issuances	**1,599**	–	–
Repurchase of treasury stock	**(179)**	(186)	(177)
Dividends paid	**(66)**	(60)	–
Other financing activities	**115**	82	91
Net cash provided by (used in) financing activities	**1,150**	(174)	(406)
Net increase in cash and cash equivalents	**$ 508**	$ 207	$ 210

The $1.149 billion increase in cash flows from operating activities in 2004 was largely attributable to lower pension contributions. Working capital management more than offset cash paid related to the business realignment initiatives. The $357 million decrease in cash flow provided by operating activities in 2003 reflected increased funding to our qualified pension plans, partially offset by improved earnings and lower levels of estimated federal income tax payments. Although not legally required, we made cash contributions to our qualified U.S. pension plans of $1.1 billion during 2003 (compared to $320 million in 2004 and $150 million in 2002).

Cash Used for Business Acquisitions. On February 12, 2004, we acquired all of the common stock of FedEx Kinko's for approximately $2.4 billion in cash. See "Debt Financing Activities" and "FedEx Kinko's Acquisition" for further discussion. During 2002, a subsidiary of FedEx Trade Networks acquired certain assets of Fritz Companies, Inc. at a cost of $36.5 million. See Note 2 of the accompanying audited financial statements for further discussion of these acquisitions.

Cash Used for Capital Investments. For 2004, capital expenditures declined due to lower aircraft expenditures at FedEx Express, partially offset by an increase from network capacity expansion at FedEx Ground. Capital expenditures were also lower in 2003 due to management's cost reduction actions in 2001 and 2002, despite deliveries of aircraft during 2003 that were scheduled and committed to well before the economic slowdown. See "Capital Resources" for further discussion.

Debt Financing Activities. Our commercial paper program is backed by unused commitments under two credit agreements, totaling $1 billion, and reduces the amount available under these agreements. Commercial paper borrowings of $1.9 billion were necessary to finance part of our $2.4 billion acquisition of FedEx Kinko's. These borrowings were backed by a new six-month $2 billion credit agreement. During February 2004, we issued commercial paper backed by unused commitments under this facility. In March 2004, we issued $1.6 billion of senior unsecured notes in three maturity tranches: one, three and five years, at $600 million, $500 million and $500 million, respectively. These notes are guaranteed by all of our subsidiaries that are not considered minor under Securities and Exchange Commission ("SEC") regulations. Net proceeds from these borrowings were used to repay our commercial paper borrowings backed by the six-month facility. We canceled the six-month credit facility in March 2004. At May 31, 2004, no commercial paper borrowings were outstanding and the entire $1 billion under the revolving credit agreements was available for future borrowings. Our debt and revolving credit agreements contain certain covenants and restrictions, none of which are expected to affect our operations or ability to pay dividends.

During 2004, $250 million of senior unsecured notes matured and were paid. In addition, $25 million of existing unsecured debt at FedEx Express matured and was paid. During the third quarter of 2003, commercial paper borrowings of $200 million were necessary to finance part of the cash contribution to our qualified pension plans. All of the commercial paper borrowings were repaid by April 11, 2003. At May 31, 2003, no commercial paper was outstanding. For more information regarding our credit facilities, see Note 6 of the accompanying audited financial statements.

We have a $1.0 billion shelf registration statement with the SEC to provide flexibility and efficiency when obtaining financing. Under this shelf registration statement we may issue, in one or more offerings, either unsecured debt securities, common stock or a combination of such instruments. The entire $1 billion is available for future financings.

Cash Used for Share Repurchases. During 2004 and 2002, our Board of Directors authorized us to buy back a total of 15.0 million shares of common stock. During the first half of 2004, we repurchased 2.6 million shares at an average price of $68.14 per share, which decreased cash flows by approximately $179 million. No shares were repurchased during the second half of 2004. We repurchased 3.3 million shares in 2003 at an average price of $56.66 per share and this decreased cash flows by $186 million. During 2002, we repurchased approximately 3.3 million shares of our common stock, at a cost of approximately $177 million or an average of $52.70 per share. Based on our current financing strategy, we have significantly reduced the number of shares we expect to repurchase and instead are issuing new shares in connection with our equity compensation programs. A total of 5.75 million shares remain under existing share repurchase authorizations.

Dividends. Our Board of Directors declared our first-ever cash dividend on May 31, 2002. Dividends paid in 2004 and 2003 were $66 million and $60 million, respectively. On May 28, 2004, our Board of Directors declared a dividend of $0.07 per share of common stock, an increase of $0.01 per share over the previous dividend payment. The dividend was paid on July 1, 2004 to stockholders of record as of the close of business on June 10, 2004. Each quarterly dividend payment is subject to review and approval by our Board of Directors, and we intend to evaluate our dividend payment amount on an annual basis at the end of each fiscal year.

Other Liquidity Information. We believe that cash flow from operations, our commercial paper program and revolving bank credit facilities will adequately meet our working capital and capital expenditure needs for the foreseeable future.

CAPITAL RESOURCES

Despite the recent decrease in capital spending, our operations remain capital intensive, characterized by significant investments in aircraft, vehicles, computer hardware and software and telecommunications equipment, package-handling facilities and sort equipment. The amount and timing of capital additions depend on various factors, including preexisting contractual commitments, anticipated volume growth, domestic and international economic conditions, new or enhanced services, geographical expansion of services, competition, availability of satisfactory financing and actions of regulatory authorities.

The following table compares capital expenditures by asset category and reportable segment for the years ended May 31 (in millions):

	2004	2003	2002	Percent Change 2004/2003	Percent Change 2003/2002
Aircraft and related equipment	**$ 372**	$ 762	$ 730	**(51)**	4
Facilities and sort equipment	**332**	254	292	**31**	(13)
Information technology investments	**249**	273	288	**(9)**	(5)
Vehicles and other equipment	**318**	222	305	**43**	(27)
Total capital expenditures	**$1,271**	$1,511	$1,615	**(16)**	(6)
FedEx Express segment	**$ 592**	$ 917	$1,069	**(35)**	(14)
FedEx Ground segment	**314**	252	214	**25**	18
FedEx Freight segment	**130**	139	86	**(6)**	62
FedEx Kinko's segment	**36**	–	–	**n/a**	n/a
Other	**199**	203	246	**(2)**	(17)
Total capital expenditures	**$1,271**	$1,511	$1,615	**(16)**	(6)

Capital expenditures were 16% lower in 2004, with the year-over-year decrease due to lower aircraft expenditures at FedEx Express, partially offset by an increase from network capacity expansion at FedEx Ground. Capital expenditures were 6% lower during 2003. This decrease was primarily at the FedEx Express segment, where capital expenditures were 14% lower. We continued to make investments in FedEx Ground's infrastructure and information technology, and we also made capital investments to expand FedEx Freight.

Our capital expenditures are expected to be approximately $1.65 billion in 2005, with much of the year-over-year increase coming from planned aircraft expenditures at FedEx Express to support IP volume growth. We also continue to invest in infrastructure upgrades and scanning technologies, the multi-year capacity expansion of the FedEx Ground network, expansion of the FedEx Kinko's network and replacement vehicle needs at FedEx Freight.

Because of substantial lead times associated with the manufacture or modification of aircraft, we must generally plan our aircraft orders or modifications three to eight years in advance. Therefore, we must make commitments regarding our airlift requirements years before aircraft are actually needed. We are closely managing our capital spending based on current and anticipated volume levels and will defer or limit capital additions where economically feasible, while continuing to invest strategically in growing business segments.

CONTRACTUAL CASH OBLIGATIONS

The following table sets forth a summary of our contractual cash obligations as of May 31, 2004. Certain of these contractual obligations are reflected in our balance sheet, while others are disclosed as future obligations under accounting principles generally accepted in the United States. Excluding the current portion of long-term debt and capital lease obligations, this table does not include amounts already recorded on our balance sheet as current liabilities at May 31, 2004.

	Payments Due by Fiscal Year						
(in millions)	2005	2006	2007	2008	2009	Thereafter	Total
Amounts reflected in Balance Sheet:							
Long-term debt[1]	$ 613	$ 265	$ 844	$ –	$ 499	$ 832	$ 3,053
Capital lease obligations[2]	160	122	22	99	11	225	639
Other cash obligations not reflected in Balance Sheet:							
Unconditional purchase obligations[3]	601	255	252	212	643	1,439	3,402
Operating leases	1,707	1,555	1,436	1,329	1,169	7,820	15,016
Total	$3,081	$2,197	$2,554	$1,640	$2,322	$10,316	$22,110

(1) Amounts do not include related interest. See Note 6 for the applicable interest rates.
(2) Capital lease obligations represent principal and interest payments.
(3) See Note 17 to the accompanying audited financial statements.

We have certain contingent liabilities that are not accrued in our balance sheet in accordance with accounting principles generally accepted in the United States. These contingent liabilities are not included in the table above.

Amounts Reflected in Balance Sheet

We have other commercial commitments, not reflected in the table above, that were incurred in the normal course of business to support our operations, including surety bonds and standby letters of credit. These instruments are generally required under certain U.S. self-insurance programs and are used in the normal course of international operations. While the notional amounts of these instruments are material, there are no additional contingent liabilities associated with them because the underlying liabilities are already reflected in our balance sheet.

We have certain operating leases that were arranged using variable interest entities under terms that are considered customary in the airline industry. As discussed in Note 16 to the accompanying audited financial statements, we consolidated one of these entities in the second quarter of 2004 in accordance with FIN 46. As a result of this consolidation, the accompanying audited May 31, 2004 balance sheet includes an additional $126 million of fixed assets and $133 million of long-term liabilities, and the payment of these debt obligations is included in the table above.

FedEx Express amended two leases for MD11 aircraft during 2004, which required FedEx Express to record $110 million in both fixed assets and long-term liabilities. During 2003, FedEx Express amended four leases for MD11 aircraft, which now commits FedEx Express to firm purchase obligations for two of these aircraft during both 2005 and 2006. As a result, the amended leases were accounted for as capital leases, which added $221 million to both fixed assets and long-term liabilities at May 31, 2003. The future payments of these capital lease obligations are reflected in the table above.

We have other long-term liabilities reflected in our balance sheet, including deferred income taxes, pension and postretirement healthcare liabilities and self-insurance accruals. The payment obligations associated with these liabilities are not reflected in the table above due to the absence of scheduled maturities. Therefore, the timing of these payments cannot be determined, except for amounts estimated to be payable in 2005 that are included in current liabilities.

Other Cash Obligations Not Reflected in Balance Sheet

The amounts reflected in the table above for purchase commitments represent noncancelable agreements to purchase goods or services. Such contracts include those for certain purchases of aircraft, aircraft modifications, vehicles, facilities, computers, printing and other equipment and advertising and promotions contracts. Open purchase orders that are cancelable are not considered unconditional purchase obligations for financial reporting purposes and are not included in the table above. Such purchase orders often represent authorizations to purchase rather than binding agreements.

The amounts reflected in the table above for operating leases represent future minimum lease payments under noncancelable operating leases (principally aircraft and facilities) with an initial or remaining term in excess of one year at May 31, 2004. In the past, we financed a significant portion of our aircraft needs (and certain other equipment needs) using operating leases (a type of "off-balance sheet financing"). At the time that the decision to lease was made, we determined that these operating leases would provide economic benefits favorable to ownership with respect to market values, liquidity and after-tax cash flows.

In accordance with accounting principles generally accepted in the United States, our operating leases are not recorded in our balance sheet. Credit rating agencies routinely use this information concerning minimum lease payments required for our operating leases to calculate our debt capacity. In addition, we have guarantees under certain operating leases, amounting to $43 million as of May 31, 2004, for the residual values of vehicles and facilities at the end of the respective operating lease periods. Based upon our expectation that none of these leased assets will have a residual value at the end of the lease term that is materially less than the value specified in the related operating lease agreement, we do not believe it is probable that we will be required to fund any amounts under the terms of these guarantee arrangements. Accordingly, no accruals have been recognized for these guarantees.

In the future, other forms of secured financing and direct purchases may be used to obtain capital assets if we determine that they best suit our needs. We have been successful in obtaining investment capital, both domestic and international, for long-term leases on acceptable terms, although the marketplace for such capital can become restricted depending on a variety of economic factors. We believe the capital resources available to us provide flexibility to access the most efficient markets for financing capital acquisitions, including aircraft, and are adequate for our future capital needs.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to adopt accounting policies and make significant judgments and estimates to develop amounts reflected and disclosed in the financial statements. In many cases, there are alternative policies or estimation techniques that could be used. We maintain a thorough process to review the application of our accounting policies and to evaluate the appropriateness of the many estimates that are required to prepare the financial statements of a large, global corporation. However, even under optimal circumstances, estimates routinely require adjustment based on changing circumstances and the receipt of new or better information.

The policies and estimates discussed below include the financial statement elements that are either the most judgmental or involve the selection or application of alternative accounting policies and are material to our financial statements. Management has discussed the development and selection of these critical accounting policies and estimates with the Audit Committee of our Board of Directors and with our independent registered public accounting firm.

PENSION COST

We sponsor defined benefit pension plans covering a majority of our employees. The accounting for pension benefits is determined by standardized accounting and actuarial methods that include numerous estimates, including: discount rates; expected long-term investment returns on plan assets; future salary increases; and employee turnover, mortality and retirement ages.

The determination of our annual pension cost is highly sensitive to changes in these estimates because we have a large, active workforce and we have a significant amount of assets in the pension plans. For example, only 6% of the participants covered under our principal pension plan are retired and currently receiving benefits and the average remaining service life of our employees approximates 14 years (normal retirement is at age 60). Therefore, the payout of pension benefits will occur over a long period in the future. This long-time period increases the sensitivity of our annual pension cost to changes in these key estimates. Total pension cost increased approximately $115 million in 2004 and approximately $80 million in 2003 primarily due to changes to these estimates. For 2005 we expect a smaller increase (approximately $30 million), as 2004 actual asset returns have substantially improved the funded status of our pension plans in spite of a continued decline in the discount rate. Pension cost is included in the salaries and employee benefits caption in our income statements. Following are the components of pension cost recognized in our income statements (in millions):

	2004	2003	2002
Service cost	**$ 376**	$ 374	$ 348
Interest cost	**490**	438	409
Expected return on plan assets	**(597)**	(594)	(621)
Net amortization and deferral	**74**	10	13
	$ 343	$ 228	$ 149

Following is a discussion of the estimates we consider most critical to determining our pension costs:

Discount Rate. This is the interest rate used to discount the estimated future benefit payments that have been earned to date (the projected benefit obligation) to their net present value. The discount rate is determined each year at the plan measurement date (end of February) and affects the succeeding year's pension cost. A decrease in the discount rate has a negative effect on pension expense.

This assumption is highly sensitive for us as a one-basis-point change in the discount rate at February 29, 2004 affects our 2005 pension expense by approximately $1.8 million and our 2004 accumulated benefit obligation by approximately $11 million. For example, the 21-basis-point decrease in the discount rate to 6.78%

for 2005 from 6.99% for 2004 will negatively affect our 2005 pension cost by approximately $38 million. Our 2004 pension cost was negatively affected by approximately $20 million by the 12-basis-point decrease in the discount rate to 6.99% for 2004 from 7.11% for 2003.

We determine the discount rate (which is required to be the rate at which the projected benefit obligation could be effectively settled as of the measurement date) with the assistance of actuaries, who calculate the yield on a theoretical portfolio of high-grade corporate bonds with coupon payments and maturities that generally match our expected benefit payments. This methodology is consistently applied and involves little subjectivity. However, the calculated discount rate can change materially from year to year based on economic market conditions that impact yields on corporate bonds.

Plan Assets. Pension plan assets are invested primarily in listed securities. Our pension plans hold only a minimal investment in FedEx common stock. The estimated average rate of return on plan assets is a long-term, forward-looking assumption that also materially affects our pension cost. It is intended to be the expected future long-term rate of earnings on plan assets. At February 29, 2004, with over $7.7 billion of plan assets, a one-basis-point change in this assumption affects pension cost by approximately $750,000 (a decrease in the assumed expected long-term rate of return has a negative effect on pension expense).

Establishing the expected future rate of investment return on our pension assets is a judgmental matter. Management considers the following factors in determining this assumption:

- the duration of our pension plan liabilities, which drives the investment strategy we can employ with our pension plan assets.
- the types of investment classes in which we invest our pension plan assets and the expected compound return we can reasonably expect those investment classes to earn over the next 10- to 15-year time period (or such other time period that may be appropriate).
- the investment returns we can reasonably expect our active investment management program to achieve in excess of the returns we could expect if investments were made strictly in indexed funds.

We review the expected long-term rate of return on an annual basis and revise it as appropriate. Also, we periodically commission detailed asset/liability studies performed by third-party professional investment advisors and actuaries. These studies project our estimated future pension payments and evaluate the efficiency of the allocation of our pension plan assets into various investment categories. These studies also generate probability-adjusted expected future returns on those assets. The study performed for 2003 supported the reasonableness of our 10.10% return assumption used for 2003 based on our liability duration and market conditions at the time we set this assumption (in 2002).

Because of the introduction of the Portable Pension Account (discussed below) for 2004 (which will reduce our liability duration over time), as well as the significant additional contributions we made into the plans in late 2003 and the continuing deterioration of the equity markets through February 28, 2003, we performed a more recent asset/liability study for 2004, which supported a long-term return on assets of 9.10%. The results of this study were reaffirmed for 2005 by our third-party professional investment advisors and actuaries and support our current asset allocation strategy, which is summarized below:

Asset Class	Target % of Plan Assets
Domestic equities	53%
International equities	17
Private equities	5
Total equities	75
Long duration fixed income securities	15
Other fixed income securities	10
	100%

Our allocation of assets at February 29, 2004 approximates the target allocation above. Our actual compound return on assets was 9.4% for the 15-year period ended March 31, 2004. Based on these factors, we will retain 9.10% as our estimated future rate of return on pension assets for 2005. The 100-basis-point decrease in the expected long-term rate of return for 2004 negatively affected our 2004 pension cost by approximately $65 million. Our 2003 pension cost was negatively affected by approximately $48 million by the 80-basis-point decrease in the expected long-term rate of return to 10.10% for 2003 from 10.90% for 2002.

Pension expense is also affected by the accounting policy used to determine the value of plan assets at the measurement date. We use a calculated-value method to determine the value of plan assets, which helps mitigate short-term volatility in market performance (both increases and decreases). Another method used in practice applies the market value of plan assets at the measurement date. The application of the calculated-value method reduced 2004 and 2003 pension cost by approximately $106 million and $35 million, respectively. Application of the calculated-value method will approximate the market-value method in 2005.

Salary Increases. The assumed future increase in salaries and wages is also a key estimate in determining pension cost. We correlate changes in estimated future salary increases to changes in the discount rate (since that is an indicator of general inflation and cost of living adjustments) and general estimated levels of profitability (since most incentive compensation is a component of pensionable wages). For 2005 pension cost, a one-basis-point change in the rate of estimated future salaries affects pension cost by approximately $900,000 (a decrease in this rate will decrease pension cost). This assumption varies directly with the discount rate changes (reflecting general inflation trends); however, the current rate is deemed to be at or near the floor based on current pay structures and improving company performance.

Therefore, we will hold this assumption constant for determination of 2005 pension cost. The decrease in this assumption to 3.15% for 2004 from 3.25% favorably impacted 2004 pension cost by approximately $10 million.

Following is information concerning the funded status of our pension plans as of May 31, 2004 and 2003 (in millions):

	2004	2003
Funded Status of Plans:		
Accumulated benefit obligation (ABO):		
Qualified U.S. domestic plans	**$7,069**	$ 5,725
Other plans	**358**	284
Total ABO	**$7,427**	$ 6,009
Projected benefit obligation (PBO)	**$8,683**	$ 7,117
Fair value of plan assets	**7,783**	5,825
PBO in excess of plan assets	**(900)**	(1,292)
Unrecognized actuarial losses, principally due to investments and changes in discount rate	**1,694**	2,247
Unamortized prior service cost and other	**113**	116
Amounts Included in Balance Sheets	**$ 907**	$ 1,071
Components of Amounts Included in Balance Sheets:		
Prepaid pension cost	**$1,127**	$ 1,269
Accrued pension liability	**(220)**	(198)
Minimum pension liability	**(67)**	(42)
Intangible asset and other	**67**	42
Net amounts recognized in balance sheets	**$ 907**	$ 1,071
Cash Amounts:		
Cash contributions during the year	**$ 335**	$ 1,072
Benefit payments during the year	**$ 136**	$ 103

The funded status of the plans reflects a snapshot of the state of our long-term pension liabilities at the plan measurement date. Declining interest rates (which increase the discounted value of the PBO) and recent fluctuations in the stock market have significantly impacted the funded status of our plans. However, our plans remain adequately funded to provide benefits to our employees as they come due and current benefit payments are nominal compared to our total plan assets (benefit payments for 2004 were less than 2% of plan assets at May 31, 2004).

Although not legally required, we made $320 million in contributions to our qualified U.S. pension plans in 2004 compared to total contributions exceeding $1 billion in 2003. Our 2003 contributions were made to ensure our qualified pension plan assets exceeded the related accumulated benefit obligations at our February 28, 2003 plan measurement date. Currently, we do not expect any contributions for 2005 will be legally required. Based on the substantial improvement in the funded status of our qualified plans, we do not currently expect to contribute any funds to our qualified defined benefit plans in 2005.

Cumulative unrecognized actuarial losses were approximately $1.7 billion through February 29, 2004, improved from $2.2 billion at February 28, 2003. These unrecognized losses primarily reflect the declining discount rate and the declining stock market during 2003, 2002 and 2001. These amounts may be recovered in future periods through actuarial gains. However, to the extent that the discount rate remains low and market performance does not continue to improve, these unrecognized actuarial losses may be recognized in future periods.

The net amounts reflected in our balance sheet related to pension items include a substantial prepaid pension asset. This results from excess cash contributions to the plans over amounts that are recognized as pension expense for financial accounting purposes. Amounts accrued as liabilities (including minimum pension liabilities) relate primarily to unfunded nonqualified plans and international pension plans where additional funding may not provide a current tax deduction.

Effective in 2004, we amended the FedEx Corporation Employees' Pension Plan to add a cash balance feature, which we call the Portable Pension Account. We expect the Portable Pension Account will help reduce the long-term growth of our pension liabilities. All employees hired after May 31, 2003 will accrue benefits under the Portable Pension Account formula. Eligible employees as of May 31, 2003 were able to choose between continuing to accrue benefits under the traditional pension benefit formula or accruing future benefits under the Portable Pension Account formula. The election was entirely optional. There was no conversion of existing accrued benefits to a cash balance. All benefits earned through May 31, 2003, including those applicable to employees electing the Portable Pension Account, will be determined under a traditional pension plan formula. Accordingly, it will be several years before the impact of the lower benefit provided under this formula has a significant impact on our total pension expense.

Under the Portable Pension Account, the retirement benefit is expressed as a dollar amount in a notional account that grows with annual credits based on pay, age and years of credited service and interest on the notional account balance. An employee's pay credits will be determined each year under a graded formula that combines age with years of service for points. The plan interest credit rate will vary from year to year based on the selected U.S. Treasury maturity, with a 4% minimum and a maximum based on the government rate. Employees are fully vested on completion of five years of service.

SELF-INSURANCE ACCRUALS

We are self-insured up to certain limits for costs associated with workers' compensation claims, vehicle accidents and general business liabilities, and benefits paid under employee healthcare and long-term disability programs. At May 31, 2004 there were approximately $1.03 billion of self-insurance accruals reflected in our balance sheet ($937 million at May 31, 2003).

The measurement of these costs requires the consideration of historical cost experience and judgments about the present and expected levels of cost per claim. We account for these costs primarily through actuarial methods, which develop estimates of the undiscounted liability for claims incurred, including those claims incurred but not reported. These methods provide estimates of future ultimate claim costs based on claims incurred as of the balance sheet date. Other acceptable methods of accounting for these accruals include measurement of claims outstanding and projected payments.

We believe the use of actuarial methods to account for these liabilities provides a consistent and effective way to measure these highly judgmental accruals. However, the use of any estimation technique in this area is inherently sensitive given the magnitude of claims involved and the length of time until the ultimate cost is known. We believe our recorded obligations for these expenses are consistently measured on a conservative basis. Nevertheless, changes in healthcare costs, accident frequency and severity, and other factors can materially affect the estimates for these liabilities.

LONG-LIVED ASSETS

Property and Equipment. Our key businesses are capital intensive. More than 45% of our total assets are invested in our transportation and information systems infrastructures. We capitalize only those costs that meet the definition of capital assets under accounting standards. Accordingly, repair and maintenance costs that do not extend the useful life of an asset are expensed as incurred. However, consistent with industry practice, we capitalize certain aircraft-related costs on one of our aircraft fleet types and amortize these costs over their estimated service lives.

The depreciation or amortization of our capital assets over their estimated useful lives, and the determination of any salvage values, requires management to make judgments about future events. Because we utilize many of our capital assets over relatively long periods (the majority of aircraft costs are depreciated over 15 to 18 years), we periodically evaluate whether adjustments to our estimated service lives or salvage values are necessary to ensure these estimates properly match the economic use of the asset. This evaluation may result in changes in the estimated lives and residual values used to depreciate our aircraft and other equipment. These estimates affect the amount of depreciation expense recognized in a period and, ultimately, the gain or loss on the disposal of the asset. Historically, gains and losses on operating equipment have not been material (typically less than $10 million annually). However, such amounts may differ materially in the future due to technological obsolescence, accident frequency, regulatory changes and other factors beyond our control.

No material changes to the estimated lives and residual values were made during 2004. At various times during 2003, as studies were completed, we made changes to the useful lives and residual values of certain aircraft fleet types, as well as tractors, trailers and other equipment. These changes resulted in a decrease in 2003 depreciation expense of approximately $13 million. Had all of these changes been made as of June 1, 2002, depreciation expense for 2003 would have decreased by an additional $12 million.

Because we must plan years in advance for future volume levels and make commitments for aircraft based on those projections, we have risks that asset capacity may exceed demand and that an impairment of our assets may occur. The accounting test for whether an asset held for use is impaired involves first comparing the carrying value of the asset with its estimated future undiscounted cash flows. If the cash flows do not exceed the carrying value, the asset must be adjusted to its current fair value.

Because the cash flows of our transportation networks cannot be identified to individual assets, and based on the ongoing profitability of our operations, we have not experienced any significant impairment of assets to be held and used. However, from time to time we make decisions to remove certain long-lived assets from service based on projections of reduced capacity needs and those decisions may result in an impairment charge. Assets held for disposal must be adjusted to their estimated fair values when the decision is made to dispose of the asset and certain other criteria are met. There were no material asset impairment charges recognized in 2004, 2003 or 2002.

Leases. We utilize operating leases to finance a significant number of our aircraft and FedEx Kinko's locations. Over the years, we have found these leasing arrangements to be favorable from a cash flow and risk management standpoint. Such arrangements typically shift the risk of loss on the residual value of the assets at the end of the lease period to the lessor. As disclosed in "Contractual Cash Obligations" and Note 7 to the accompanying audited financial statements, at May 31, 2004 we had approximately $15 billion (on an undiscounted basis) of future commitments for payments under operating leases.

The future commitments for operating leases are not reflected as a liability in our balance sheet because the leases do not meet the accounting definition of capital leases. The determination of whether a lease is accounted for as a capital lease or an operating lease requires management to make estimates primarily about the fair value of the asset and its estimated economic useful life.

We believe we have well-defined and controlled processes for making this evaluation, including obtaining third-party appraisals for material transactions.

Goodwill. We have approximately $2.8 billion of goodwill on our balance sheet resulting from the acquisition of businesses, which includes approximately $1.7 billion from our acquisition of FedEx Kinko's in 2004. New accounting standards adopted in 2002 require that we review this goodwill for impairment on an annual basis and cease all goodwill amortization. As previously indicated, the adoption of these new rules resulted in an impairment of our recorded goodwill of $25 million in 2002 at one of our smaller businesses.

The annual evaluation of goodwill impairment requires the use of estimates and assumptions to determine the fair value of our reporting units using a discounted cash flow methodology. In particular, the following estimates used by management can significantly affect the outcome of the impairment test: revenue growth rates; operating margin; discount rates and expected capital expenditures. Each year, independent of our goodwill impairment test, we update our weighted-average cost of capital calculation and perform a long-range planning analysis to project expected results of operations. Using this data, we complete a separate analysis for each of our reporting units. Changes in forecasted operations and other assumptions could materially affect these estimates. We compare the fair value of our reporting units to the carrying value, including goodwill, of each of those units. Since the acquisition of FedEx Kinko's occurred near the end of 2004, we did not test its goodwill for impairment in 2004. We will include the related goodwill in our 2005 annual impairment test, which, unless circumstances otherwise dictate, will be performed in the fourth quarter of 2005. We performed our annual impairment tests in 2004 and 2003 for our other reporting units. The fair value of our reporting units exceeded the carrying value, including goodwill, of each of those units; therefore, no impairment charge was necessary.

Intangible Asset with an Indefinite Life. The estimated fair value of our intangible asset with an indefinite life was $567 million, consisting of the estimated fair value allocated to the Kinko's trade name. This intangible asset will not be amortized because it has an indefinite remaining useful life based on the length of time that the Kinko's name had been in use, the Kinko's brand awareness and market position and the plans for continued use of the Kinko's brand. We must review this asset for impairment on an annual basis. This annual evaluation requires the use of estimates about the future cash flows attributable to the Kinko's trade name to determine the estimated fair value of the trade name. Changes in forecasted operations and changes in discount rates can materially affect this estimate. However, once an impairment of this intangible asset has been recorded, it cannot be reversed. Unless circumstances otherwise dictate, we plan to perform our first annual impairment test in the fourth quarter of 2005.

REVENUE RECOGNITION

We believe the policies adopted to recognize revenue are critical because an understanding of the accounting applied in this area is fundamental to assessing our overall financial performance and because revenue and revenue growth are key measures of financial performance in the marketplace. Our businesses are primarily involved in the direct pickup and delivery of commercial package and freight shipments, as well as providing document solutions and business services. Our employees and agents are involved throughout the process and our operational, billing and accounting systems directly capture and control all relevant information necessary to record revenue, bill customers and collect amounts due to us.

We recognize revenue upon delivery of shipments or, for our business services, logistics and trade services businesses, upon the completion of services. Transportation industry practice includes two predominant methods for revenue recognition for shipments in process at the end of an accounting period: (1) recognize all revenue and the related delivery costs when shipments are delivered or (2) recognize a portion of the revenue earned for shipments that have been picked up but not yet delivered at period end and accrue delivery costs as incurred. We use the second method; we recognize the portion of revenue earned at the balance sheet date for shipments in transit and accrue all delivery costs as incurred. We believe this accounting policy effectively and consistently matches revenue with expenses and recognizes liabilities as incurred.

There are three key estimates that are included in the recognition and measurement of our revenue and related accounts receivable under the policies described above: (1) estimates for unbilled revenue on shipments that have been delivered; (2) estimates for revenue associated with shipments in transit; and (3) estimates for future adjustments to revenue or accounts receivable for billing adjustments and bad debts.

Unbilled Revenue. Primarily due to cycle billings to some of our larger customers, there is a time lag between the completion of a shipment and the generation of an invoice. At the end of a month, unprocessed invoices may be as much as one-third of the total month's revenue. This revenue is recognized through systematic accrual processes. Invoices that are essentially complete represent most of these accruals, with little subjectivity over the amounts accrued. The remaining amounts are estimated using actual package or shipment volumes and current trends of average revenue per shipment. These estimates are adjusted in subsequent months to the actual amounts invoiced. Because of the low level of subjectivity inherent in these accrual processes, the estimates have historically not varied significantly from actual amounts subsequently invoiced.

Shipments in Process. The majority of our shipments have short cycle times; therefore, less than 5% of a total month's revenue is typically in transit at the end of a period. We periodically perform studies to measure the percentage of completion for shipments in process. At month-end, we estimate the amount of revenue earned on shipments in process based on actual shipments picked up, the scheduled day of delivery, the day of the week on which the month ends (which affects the percentage of completion) and current trends in our average price for the respective services. We believe these estimates provide a reasonable approximation of the actual revenue earned at the end of a period.

Future Adjustments to Revenue and Accounts Receivable. Like many companies, we experience some credit loss on our trade accounts receivable. Historically, our credit losses from bad debts have not fluctuated materially because our credit management processes have been highly effective. We also recognize billing adjustments to revenue and accounts receivable for certain discounts, money-back service guarantees and billing corrections.

Estimates for credit losses and billing adjustments are regularly updated based on historical experience of bad debts, adjustments processed and current collections trends. Total allowances for these future adjustments were $151 million at May 31, 2004 and $149 million at May 31, 2003. We consider the sensitivity and subjectivity of these estimates to be moderate, as changes in economic conditions, pricing arrangements and billing systems can significantly affect the estimates used to determine the allowances.

MARKET RISK SENSITIVE INSTRUMENTS AND POSITIONS

While we currently have market risk sensitive instruments related to interest rates, we have no significant exposure to changing interest rates on our long-term debt because the interest rates are fixed on the majority of our long-term debt. We had approximately $730 million of outstanding floating-rate borrowings at May 31, 2004. We have not employed interest rate hedging to mitigate the risks with respect to these borrowings. A hypothetical 10% increase in the interest rate on our outstanding floating-rate borrowings would not have a material effect on our results of operations. As disclosed in Note 6 to the accompanying audited financial statements, we had outstanding fixed-rate, long-term debt (exclusive of capital leases) of $2.3 billion at May 31, 2004 and $1.6 billion at May 31, 2003. Market risk for fixed-rate, long-term debt is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in interest rates and amounts to approximately $49 million as of May 31, 2004 and $39 million as of May 31, 2003. The underlying fair values of our long-term debt were estimated based on quoted market prices or on the current rates offered for debt with similar terms and maturities.

While we are a global provider of transportation, e-commerce and business services, the substantial majority of our transactions are denominated in U.S. dollars. The distribution of our foreign currency denominated transactions is such that currency declines in some areas of the world are often offset by currency gains of equal magnitude in other areas of the world. The principal foreign currency exchange rate risks to which we are exposed are in the Japanese yen, Taiwan dollar, Canadian dollar and euro. During 2004 and 2003, we believe operating income was positively impacted due to foreign currency fluctuations. However, favorable foreign currency fluctuations also may have had an offsetting impact on the price we obtained or the demand for our services. At May 31, 2004, the result of a uniform 10% strengthening in the value of the dollar relative to the currencies in which our transactions are denominated would result in a decrease in operating income of approximately $79 million for 2005 (the comparable amount in the prior year was approximately $36 million). This increase is primarily due to the strong growth of our international operations. This theoretical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

In practice, our experience is that exchange rates in the principal foreign markets where we have foreign currency denominated transactions tend to have offsetting fluctuations. Therefore, the calculation above is not indicative of our actual experience in foreign currency transactions. In addition to the direct effects of changes in exchange rates, which are a changed dollar value of the resulting reported operating results, changes in exchange rates also affect the volume of sales or the foreign currency sales price as competitors' services become more or less attractive. The sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency prices.

We have market risk for changes in the price of jet and diesel fuel; however, this risk is largely mitigated by revenue from our fuel surcharges. In 2002, we implemented new indices for calculating U.S. domestic fuel surcharges, which more closely link the fuel surcharges to prevailing market prices for fuel. In 2003, we implemented this methodology for determining a fuel surcharge on international shipments as well. Therefore, a hypothetical 10% change in the price of fuel would not be expected to materially affect our earnings. However, our fuel surcharges have a lag that exists before they are adjusted for changes in jet fuel prices and fuel prices can fluctuate within certain ranges before resulting in a change in our fuel surcharges. Therefore, our operating income may be affected should the spot price of fuel suddenly change by a significant amount or change by amounts that do not result in a change in our fuel surcharges.

We do not purchase or hold any derivative financial instruments for trading purposes.

FORWARD-LOOKING STATEMENTS

Certain statements in this report, including (but not limited to) those contained in "Business Realignment Costs," "FedEx Kinko's Acquisition," "Airline Stabilization Compensation," "Outlook," "Reportable Segments," "Liquidity," "Capital Resources," "Contractual Cash Obligations" and "Critical Accounting Policies and Estimates," are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, cash flows, plans, objectives, future performance and business of FedEx. Forward-looking statements include those preceded by, followed by or that include the words "may," "could," "would," "should," "believes," "expects," "anticipates," "plans," "estimates," "targets," "projects," "intends" or similar expressions. These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated (expressed or implied) by such forward-looking statements, because of, among other things, potential risks and uncertainties, such as:

- economic conditions in the domestic and international markets in which we operate;
- any impacts on our business resulting from new domestic or international government regulation, including regulatory actions affecting aviation rights and labor rules;
- the impact of any international conflicts or terrorist activities or related security measures on the United States and global economies in general, or the transportation industry in particular, and what effects these events will have on our costs or the demand for our services;
- our ability to manage our cost structure for capital expenditures and operating expenses and match them, especially those relating to aircraft, vehicle and sort capacity, to shifting customer volume levels;
- our ability to effectively operate, integrate and leverage the FedEx Kinko's business;
- sudden changes in fuel prices or currency exchange rates;
- our ability to increase our fuel surcharges in response to rising fuel prices due to competitive pressures;
- significant changes in the volumes of shipments transported through our networks, the mix of services purchased by our customers or the prices we obtain for our services;
- the amount of compensation we are entitled to receive and retain under the Air Transportation Safety and System Stabilization Act;
- the outcome of negotiations to reach a new collective bargaining agreement with the union that represents the pilots of FedEx Express;
- market acceptance of our new service and growth initiatives;
- competition from other providers of transportation, e-commerce and business services, including our ability to compete with new or improved services offered by our competitors;
- the impact of technology developments on our operations and on demand for our services;
- disruptions to our technology infrastructure, including our computer systems and Web site;
- our ability to obtain and maintain aviation rights in important international markets;
- adverse weather conditions or natural disasters;
- availability of financing on terms acceptable to us and our ability to maintain our current credit ratings; and
- other risks and uncertainties you can find in our press releases and SEC filings.

As a result of these and other factors, no assurance can be given as to our future results and achievements. Accordingly, a forward-looking statement is neither a prediction nor a guarantee of future events or circumstances and those future events or circumstances may not occur. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this report. We are under no obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED STATEMENTS OF INCOME

(In millions, except per share amounts)	Years ended May 31, 2004	2003	2002
REVENUES	**$24,710**	$22,487	$20,607
Operating Expenses:			
Salaries and employee benefits	**10,728**	9,778	9,099
Purchased transportation	**2,407**	2,155	1,825
Rentals and landing fees	**1,918**	1,803	1,780
Depreciation and amortization	**1,375**	1,351	1,364
Fuel	**1,481**	1,349	1,100
Maintenance and repairs	**1,523**	1,398	1,240
Business realignment costs	**435**	–	–
Airline stabilization compensation	**–**	–	(119)
Other	**3,403**	3,182	2,997
	23,270	21,016	19,286
OPERATING INCOME	**1,440**	1,471	1,321
Other Income (Expense):			
Interest expense	**(136)**	(124)	(144)
Interest income	**20**	6	5
Other, net	**(5)**	(15)	(22)
	(121)	(133)	(161)
Income Before Income Taxes	**1,319**	1,338	1,160
Provision for Income Taxes	**481**	508	435
Income Before Cumulative Effect of Change in Accounting Principle	**838**	830	725
Cumulative Effect of Change in Accounting for Goodwill, Net of Tax Benefit of $10	**–**	–	(15)
NET INCOME	**$ 838**	$ 830	$ 710
BASIC EARNINGS PER COMMON SHARE:			
Income before cumulative effect of change in accounting principle	**$ 2.80**	$ 2.79	$ 2.43
Cumulative effect of change in accounting for goodwill	**–**	–	(0.05)
Basic Earnings Per Common Share	**$ 2.80**	$ 2.79	$ 2.38
DILUTED EARNINGS PER COMMON SHARE:			
Income before cumulative effect of change in accounting principle	**$ 2.76**	$ 2.74	$ 2.39
Cumulative effect of change in accounting for goodwill	**–**	–	(0.05)
Diluted Earnings Per Common Share	**$ 2.76**	$ 2.74	$ 2.34

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In millions, except share data)	May 31, 2004	May 31, 2003
ASSETS		
Current Assets		
Cash and cash equivalents	$ 1,046	$ 538
Receivables, less allowances of $151 and $149	3,027	2,627
Spare parts, supplies and fuel, less allowances of $124 and $101	249	228
Deferred income taxes	489	416
Prepaid expenses and other	159	132
Total current assets	4,970	3,941
Property and Equipment, at Cost		
Aircraft and related equipment	7,001	6,624
Package handling and ground support equipment and vehicles	5,296	5,013
Computer and electronic equipment	3,537	3,180
Other	4,477	4,200
	20,311	19,017
Less accumulated depreciation and amortization	11,274	10,317
Net property and equipment	9,037	8,700
Other Long-Term Assets		
Goodwill	2,802	1,063
Prepaid pension cost	1,127	1,269
Intangible and other assets	1,198	412
Total other long-term assets	5,127	2,744
	$19,134	$15,385
LIABILITIES AND STOCKHOLDERS' INVESTMENT		
Current Liabilities		
Current portion of long-term debt	$ 750	$ 308
Accrued salaries and employee benefits	1,062	724
Accounts payable	1,615	1,168
Accrued expenses	1,305	1,135
Total current liabilities	4,732	3,335
Long-Term Debt, Less Current Portion	2,837	1,709
Other Long-Term Liabilities		
Deferred income taxes	1,181	882
Pension, postretirement healthcare and other benefit obligations	768	657
Self-insurance accruals	591	536
Deferred lease obligations	503	466
Deferred gains, principally related to aircraft transactions	426	455
Other liabilities	60	57
Total other long-term liabilities	3,529	3,053
Commitments and Contingencies		
Common Stockholders' Investment		
Common stock, $0.10 par value; 800 million shares authorized; 300 million shares issued for 2004 and 299 million shares issued for 2003	30	30
Additional paid-in capital	1,079	1,088
Retained earnings	7,001	6,250
Accumulated other comprehensive loss	(46)	(30)
	8,064	7,338
Less deferred compensation and treasury stock, at cost	28	50
Total common stockholders' investment	8,036	7,288
	$19,134	$15,385

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)	Years ended May 31, 2004	2003	2002
OPERATING ACTIVITIES			
Net income	**$ 838**	$ 830	$ 710
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	**1,375**	1,351	1,364
Provision for uncollectible accounts	**106**	105	110
Deferred income taxes and other noncash items	**(8)**	329	84
Cumulative effect of change in accounting principle	**–**	–	15
Tax benefit on the exercise of stock options	**43**	20	18
Changes in operating assets and liabilities, net of the effects of businesses acquired:			
Receivables	**(307)**	(197)	(88)
Other current assets	**10**	39	63
Pension assets and liabilities, net	**155**	(854)	(13)
Accounts payable and other operating liabilities	**841**	252	(37)
Other, net	**(33)**	(4)	2
Cash provided by operating activities	**3,020**	1,871	2,228
INVESTING ACTIVITIES			
Business acquisitions, net of cash acquired	**(2,410)**	–	(35)
Capital expenditures	**(1,271)**	(1,511)	(1,615)
Proceeds from asset dispositions	**18**	22	27
Other, net	**1**	(1)	11
Cash used in investing activities	**(3,662)**	(1,490)	(1,612)
FINANCING ACTIVITIES			
Principal payments on debt	**(319)**	(10)	(320)
Proceeds from debt issuances	**1,599**	–	–
Proceeds from stock issuances	**115**	81	88
Dividends paid	**(66)**	(60)	–
Purchase of treasury stock	**(179)**	(186)	(177)
Other, net	**–**	1	3
Cash provided by (used in) financing activities	**1,150**	(174)	(406)
CASH AND CASH EQUIVALENTS			
Net increase in cash and cash equivalents	**508**	207	210
Cash and cash equivalents at beginning of period	**538**	331	121
Cash and cash equivalents at end of period	**$ 1,046**	$ 538	$ 331

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' INVESTMENT AND COMPREHENSIVE INCOME

(In millions, except share data)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Deferred Compensation	Total
BALANCE AT MAY 31, 2001	$30	$1,120	$4,880	$(56)	$ (53)	$(21)	$5,900
Net income	–	–	710	–	–	–	710
Foreign currency translation adjustment, net of deferred taxes of $1	–	–	–	6	–	–	6
Minimum pension liability adjustment, net of deferred tax benefit of $2	–	–	–	(3)	–	–	(3)
Reclassification of deferred jet fuel hedging charges, net of deferred tax benefit of $6	–	–	–	(9)	–	–	(9)
Adjustment for jet fuel hedging charges recognized in expense during period, net of deferred taxes of $6	–	–	–	9	–	–	9
Total comprehensive income							**713**
Purchase of treasury stock	–	–	–	–	(177)	–	(177)
Cash dividends declared ($0.05 per share)	–	–	(15)	–	–	–	(15)
Employee incentive plans and other (4,224,444 shares issued)	–	24	(110)	–	210	(12)	112
Amortization of deferred compensation	–	–	–	–	–	12	12
BALANCE AT MAY 31, 2002	30	1,144	5,465	(53)	(20)	(21)	6,545
Net income	–	–	830	–	–	–	830
Foreign currency translation adjustment, net of deferred taxes of $10	–	–	–	37	–	–	37
Minimum pension liability adjustment, net of deferred tax benefit of $7	–	–	–	(14)	–	–	(14)
Total comprehensive income							**853**
Purchase of treasury stock	–	–	–	–	(186)	–	(186)
Cash dividends declared ($0.15 per share)	–	–	(45)	–	–	–	(45)
Employee incentive plans and other (3,268,180 shares issued)	–	(56)	–	–	181	(16)	109
Amortization of deferred compensation	–	–	–	–	–	12	12
BALANCE AT MAY 31, 2003	30	1,088	6,250	(30)	(25)	(25)	7,288
Net income	–	–	838	–	–	–	838
Minimum pension liability adjustment, net of deferred tax benefit of $12	–	–	–	(16)	–	–	(16)
Total comprehensive income							**822**
Purchase of treasury stock	–	–	–	–	(179)	–	(179)
Cash dividends declared ($0.29 per share)	–	–	(87)	–	–	–	(87)
Employee incentive plans and other (4,013,182 shares issued)	–	(9)	–	–	204	(18)	177
Amortization of deferred compensation	–	–	–	–	–	15	15
BALANCE AT MAY 31, 2004	**$30**	**$1,079**	**$7,001**	**$(46)**	**$ –**	**$(28)**	**$8,036**

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1: DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

FedEx Corporation ("FedEx") provides a broad portfolio of transportation, e-commerce and business services with companies that operate independently and compete collectively under the respected FedEx brand. Our operations are primarily represented by Federal Express Corporation ("FedEx Express"), the world's largest express transportation company; FedEx Ground Package System, Inc. ("FedEx Ground"), North America's second largest provider of small-package ground delivery service; FedEx Freight Corporation ("FedEx Freight"), a leading U.S. provider of regional less-than-truckload ("LTL") freight services; and FedEx Kinko's Office and Print Services, Inc. ("FedEx Kinko's"), a leading provider of document solutions and business services. These businesses form the core of our reportable segments. Other business units in the FedEx portfolio are FedEx Trade Networks, Inc. ("FedEx Trade Networks"), a global trade services company; FedEx Supply Chain Services, Inc. ("FedEx Supply Chain Services"), a contract logistics provider; FedEx Custom Critical, Inc. ("FedEx Custom Critical"), a critical-shipment carrier; Caribbean Transportation Services, Inc. ("Caribbean Transportation Services"), a provider of airfreight forwarding services, and FedEx Corporate Services, Inc. ("FedEx Services"), a provider of customer-facing sales, marketing and information technology functions, primarily for FedEx Express and FedEx Ground.

The FedEx Kinko's segment was formed in the fourth quarter of 2004 as a result of our acquisition of FedEx Kinko's (formerly known as Kinko's, Inc.). As discussed in Note 2, we acquired FedEx Kinko's on February 12, 2004, and its results of operations have been included in our financial results from the date of acquisition.

FISCAL YEARS

Except as otherwise specified, references to years indicate our fiscal year ended May 31, 2004 or ended May 31 of the year referenced.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of FedEx and its subsidiaries, substantially all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated.

CREDIT RISK

We routinely grant credit to many of our customers for transportation and business services without collateral. The risk of credit loss in our trade receivables is substantially mitigated by our credit evaluation process, short collection terms and sales to a large number of customers, as well as the low revenue per transaction for most of our services. Allowances for potential credit losses are determined based on historical experience, current evaluation of the composition of accounts receivable and expected credit trends. Historically, credit losses have been within management's expectations.

REVENUE RECOGNITION

Revenue is recognized upon delivery of shipments or the completion of the service for our office and print services, logistics and trade services businesses. For shipments in transit, revenue is recorded based on the percentage of service completed at the balance sheet date. Estimates for future billing adjustments to revenue and accounts receivable are recognized at the time of shipment for certain discounts, money-back service guarantees and billing corrections. Delivery costs are accrued as incurred.

Our contract logistics and global trade services businesses engage in certain transactions wherein they act as agents. Revenue from these transactions is recorded on a net basis.

ADVERTISING

Advertising costs are expensed as incurred and are classified in other operating expenses. Advertising expenses were $284 million, $249 million and $226 million in 2004, 2003 and 2002, respectively.

CASH EQUIVALENTS

Cash equivalents in excess of current operating requirements are invested in short-term, interest-bearing instruments with maturities of three months or less at the date of purchase and are stated at cost, which approximates market value.

SPARE PARTS, SUPPLIES AND FUEL

Spare parts are stated principally at weighted-average cost. Supplies and fuel are stated principally at standard cost, which approximates actual cost on a first-in, first-out basis. Allowances for obsolescence are provided, over the estimated useful life of the related aircraft and engines, for spare parts expected to be on hand at the date the aircraft are retired from service, and for spare parts currently identified as excess or obsolete. These allowances are based on management estimates, which are subject to change.

PROPERTY AND EQUIPMENT

Expenditures for major additions, improvements, flight equipment modifications and certain equipment overhaul costs are capitalized when such costs are determined to extend the useful life of the asset. Maintenance and repairs are charged to expense as incurred, except for certain aircraft-related costs on one of our aircraft fleet types, which are capitalized and amortized over their estimated service lives. We capitalize certain direct internal and external costs associated with the development of internal use software. The cost and accumulated depreciation of property and equipment disposed of are removed from the related accounts, and any gain or loss is reflected in the results of operations. Gains and losses on sales of property used in operations are classified with depreciation and amortization.

For financial reporting purposes, depreciation and amortization of property and equipment is provided on a straight-line basis over the asset's service life or related lease term as follows:

	Range
Wide-body aircraft and related equipment	15 to 25 years
Narrow-body and feeder aircraft and related equipment	5 to 15 years
Package handling and ground support equipment and vehicles	3 to 30 years
Computer and electronic equipment	3 to 10 years
Other	2 to 40 years

Substantially all property and equipment have no material residual values. The majority of aircraft costs are depreciated on a straight-line basis over 15 to 18 years, while vehicles are depreciated on a straight-line basis over five to ten years. We periodically evaluate the estimated service lives and residual values used to depreciate our aircraft and other equipment. This evaluation may result in changes in the estimated lives and residual values. The changes did not materially affect depreciation expense in any period presented. Depreciation expense, excluding gains and losses on sales of property and equipment used in operations, was $1.361 billion, $1.334 billion and $1.331 billion in 2004, 2003 and 2002, respectively. Depreciation and amortization expense includes amortization of assets under capital lease.

For income tax purposes, depreciation is generally computed using accelerated methods.

CAPITALIZED INTEREST

Interest on funds used to finance the acquisition and modification of aircraft, construction of certain facilities and development of certain software up to the date the asset is ready for its intended use is capitalized and included in the cost of the asset. Capitalized interest was $11 million in 2004, $16 million in 2003 and $27 million in 2002.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. For assets that are to be held and used, an impairment is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value.

PENSION AND POSTRETIREMENT HEALTHCARE PLANS

These defined benefit plans are measured as of the last day of our fiscal third quarter of each year using actuarial techniques that reflect estimates for mortality, turnover and expected retirement. In addition, management makes assumptions concerning future salary increases, future expected long-term returns on plan assets and future increases in healthcare costs. Discount rates are established as of the measurement date using theoretical bond models that select high-grade corporate bonds with maturities or coupons that correlate to the expected payouts of the applicable liabilities. Assets for funded plans are presented at fair value at the measurement date in the accompanying footnotes. A calculated-value method is employed for purposes of determining the expected return on the plan asset component of net periodic pension cost for our qualified U.S. pension plans. Generally, we do not fund defined benefit plans when such funding provides no current tax deduction.

GOODWILL

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. Goodwill is reviewed at least annually for impairment. Unless circumstances otherwise dictate, we perform our annual impairment testing in the fourth quarter.

INTANGIBLE ASSETS

Amortizable intangible assets include customer relationships, contract based, technology based and other. Amortizable intangible assets are amortized over periods ranging from 2 to 15 years, either on a straight-line basis or an accelerated basis using the pattern in which the economic benefits are consumed. Non-amortizing intangible assets include the Kinko's trade name. Non-amortizing intangibles are reviewed at least annually for impairment. Unless circumstances otherwise dictate, we perform our annual impairment testing in the fourth quarter.

INCOME TAXES

Deferred income taxes are provided for the tax effect of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The liability method is used to account for income taxes, which requires deferred taxes to be recorded at the statutory rate to be in effect when the taxes are paid.

We have not recognized deferred taxes for U.S. federal income taxes on foreign subsidiaries' earnings that are deemed to be permanently reinvested and any related taxes associated with such earnings are not material. Pretax earnings of foreign operations for 2004 and 2003 were approximately $430 million and $140 million, respectively, which represent only a portion of total results associated with international shipments.

SELF-INSURANCE ACCRUALS

We are primarily self-insured for workers' compensation claims, vehicle accidents and general liabilities, benefits paid under employee healthcare programs and long-term disability. Accruals are primarily based on the actuarially estimated, undiscounted cost of claims, which includes incurred-but-not-reported claims. Current workers' compensation claims, vehicle and general liability, employee healthcare claims and long-term disability are included in accrued expenses.

DEFERRED LEASE OBLIGATIONS

While certain aircraft, facility and retail location leases contain fluctuating or escalating payments, the related rent expense is recorded on a straight-line basis over the lease term. The deferred lease obligation is the net cumulative excess of rent expense over rent payments.

DEFERRED GAINS

Gains on the sale and leaseback of aircraft and other property and equipment are deferred and amortized ratably over the life of the lease as a reduction of rent expense. Substantially all of these deferred gains were related to aircraft transactions.

EMPLOYEES UNDER COLLECTIVE BARGAINING ARRANGEMENTS

The pilots of FedEx Express, which represent a small number of FedEx Express total employees, are employed under a collective bargaining agreement. Negotiations with the pilots' union began in March 2004, as the current agreement became amendable on May 31, 2004. We will continue to operate under our current agreement while we negotiate with our pilots.

STOCK COMPENSATION

We apply Accounting Principles Board Opinion No. ("APB") 25, "Accounting for Stock Issued to Employees," and its related interpretations to measure compensation expense for stock-based compensation plans. We are required to disclose the pro forma effect of accounting for stock options using a valuation method under Statement of Financial Accounting Standards No. ("SFAS") 123, "Accounting for Stock-Based Compensation," for all options granted in 1996 and thereafter. We have currently not elected to adopt this accounting method because it requires the use of subjective valuation models, which we believe are not representative of the real value of the options to either FedEx or our employees. If compensation cost for stock-based compensation plans had been determined under SFAS 123, pro forma net income, stock option compensation expense, and basic and diluted earnings per common share, assuming all options granted in 1996 and thereafter were valued at fair value using the Black-Scholes method, would have been as follows (in millions, except per share amounts):

	Years ended May 31,		
	2004	2003	2002
Net income, as reported	**$ 838**	$ 830	$ 710
Add: Stock compensation included in reported net income, net of tax	**10**	–	–
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax benefit	**37**	34	37
Pro forma net income	**$ 811**	$ 796	$ 673
Earnings per common share:			
Basic – as reported	**$2.80**	$2.79	$2.38
Basic – pro forma	**$2.71**	$2.67	$2.26
Diluted – as reported	**$2.76**	$2.74	$2.34
Diluted – pro forma	**$2.68**	$2.63	$2.22

See Note 9 for a discussion of the assumptions underlying the pro forma calculations above.

FOREIGN CURRENCY TRANSLATION

Translation gains and losses of foreign operations that use local currencies as the functional currency are accumulated and reported, net of applicable deferred income taxes, as a component of accumulated other comprehensive loss within common stockholders' investment. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local currency are included in results of operations. Cumulative net foreign currency translation losses in accumulated other comprehensive loss were $13 million, $13 million and $50 million at May 31, 2004, 2003 and 2002, respectively.

RECLASSIFICATIONS

Certain reclassifications have been made to prior year financial statements to conform to the current year presentation.

USE OF ESTIMATES

The preparation of our consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenues and expenses and the disclosure of contingent liabilities. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could materially differ from amounts estimated include: self-insurance accruals; employee retirement plan obligations; income tax liabilities; accounts receivable allowances; obsolescence of spare parts; airline stabilization compensation; contingent liabilities; and impairment assessments on long-lived assets (including goodwill and indefinite lived intangible assets).

NOTE 2: BUSINESS COMBINATIONS

On February 12, 2004, we acquired FedEx Kinko's for approximately $2.4 billion in cash. We also assumed $39 million of capital lease obligations. FedEx Kinko's is a leading provider of document solutions and business services. Its network of worldwide locations offers access to color printing, finishing and presentation services, Internet access, videoconferencing, outsourcing, managed services, Web-based printing and document management solutions.

The allocation of the purchase price to the fair value of the assets acquired, liabilities assumed and goodwill, as well as the assignment of goodwill to our reportable segments, was based primarily on internal estimates of cash flows and independent appraisals. We used an independent appraisal firm to determine the fair value of certain assets and liabilities, primarily property and equipment and acquired intangible assets, including: the value of the Kinko's trade name, customer-related intangibles, technology assets and contract-based intangibles. While the purchase price allocation is substantially complete and we do not expect any material adjustments, we may make adjustments to the purchase price allocation if new data becomes available.

A significant amount of the purchase price was recorded as goodwill, as the acquisition expands our portfolio of business services, while providing a substantially enhanced capability to provide package-shipping services to small- and medium-sized business customers through FedEx Kinko's array of retail store locations. Because this was an acquisition of stock, goodwill is not deductible for tax purposes. Approximately $200 million of the $1.7 billion goodwill balance will be attributed to the FedEx Express segment ($130 million) and the FedEx Ground segment ($70 million) based on the expected increase in each segment's incremental fair value as a result of the acquisition.

Our balance sheet reflects the following allocation of the total purchase price of $2.4 billion (in millions):

Current assets, primarily accounts receivable and inventory	$ 236
Property and equipment	328
Goodwill	1,739
Indefinite lived intangible asset (trade name)	567
Amortizable intangible assets	82
Other long-term assets	52
Total assets acquired	3,004
Current liabilities	(282)
Deferred income taxes	(266)
Long-term capital lease obligations and other long-term liabilities	(36)
Total liabilities assumed	(584)
Total purchase price	$ 2,420

Indefinite lived intangible asset. This intangible asset represents the estimated fair value allocated to the Kinko's trade name. This intangible asset will not be amortized because it has an indefinite remaining useful life based on the length of time that the Kinko's name had been in use, the Kinko's brand awareness and market position and the plans for continued use of the Kinko's brand.

Amortizable intangible assets. These intangible assets represent the value associated with business expected to be generated from existing customer relationships and contracts as of the acquisition date. The value of these assets was primarily determined by measuring the present value of the projected future earnings attributable to these assets. Substantially all of these assets are being amortized on an accelerated basis over a weighted-average estimated useful life of approximately seven years. While the useful life of these customer-relationship assets is not limited by contract or any other economic, regulatory or other known factors, the useful life of seven years was determined at the acquisition date based on management's expectations of customer attrition patterns.

The following unaudited pro forma consolidated financial information presents the combined results of operations of FedEx and FedEx Kinko's as if the acquisition had occurred at the beginning of 2003. The unaudited pro forma results have been prepared for comparative purposes only. Adjustments were made to the combined results of operations, primarily related to higher depreciation and amortization expense resulting from higher property and equipment values and acquired intangible assets and additional interest expense resulting from acquisition debt. The accounting literature establishes firm guidelines around how this pro forma information is presented, which precludes the assumption of business synergies. Therefore, this unaudited pro forma information is not intended to represent, nor do we believe it is indicative of the consolidated results of operations of FedEx that would have been reported had the acquisition been completed as of the beginning of 2003. Furthermore, this pro forma information is not representative of the future consolidated results of operations of FedEx.

Pro forma unaudited results were as follows (in millions, except per share data):

	Years ended May 31,	
	2004[1]	2003
Revenues	**$ 26,056**	$24,427
Net income	**836**	841
Basic earnings per common share	**2.80**	2.82
Diluted earnings per common share	**2.75**	2.78

(1) Includes $27 million, net of tax, of nonrecurring expenses at FedEx Kinko's, primarily in anticipation of the acquisition. Also, includes $270 million, net of tax, of business realignment costs and a $37 million, net of tax, nonrecurring tax benefit at FedEx.

We paid a portion of the purchase price from available cash balances. To finance the remainder of the purchase price, we entered into a six-month credit facility for $2 billion. During February 2004, we issued commercial paper backed by unused commitments under this facility. In March 2004, we issued $1.6 billion of senior unsecured notes in three maturity tranches: one, three and five years at $600 million, $500 million and $500 million, respectively. Net proceeds from the borrowings were used to repay the commercial paper backed by the six-month credit facility. We canceled the six-month credit facility in March 2004. See Note 6 for further discussion.

On March 1, 2002, a subsidiary of FedEx Trade Networks acquired for cash certain assets of Fritz Companies, Inc. that provide essential customs clearance services exclusively for FedEx Express in three U.S. locations, at a cost of $36.5 million. The excess cost over the estimated fair value of the net assets acquired (approximately $35 million) was recorded as goodwill, which was entirely attributed to the FedEx Express segment. Goodwill for tax purposes associated with this transaction will be deductible over 15 years. Pro forma results including this acquisition would not differ materially from reported results.

These acquisitions were accounted for under the purchase method of accounting. The operating results of the acquired businesses are included in our consolidated results of operations from the date of acquisition.

NOTE 3: GOODWILL AND INTANGIBLES

Effective June 1, 2001, we adopted SFAS 142, "Goodwill and Other Intangible Assets," which establishes new accounting and reporting requirements for goodwill and other intangible assets. Under SFAS 142, material amounts of recorded goodwill attributable to each of our reporting units were tested for impairment by comparing the fair value of each reporting unit with its carrying value (including attributable goodwill). Fair value was determined using a discounted cash flow methodology. Based on our initial impairment tests when the statement was adopted, we recognized an adjustment of $25 million ($15 million or $0.05 per share, net of tax) in 2002 to reduce the carrying value of certain goodwill. Under SFAS 142, the impairment adjustment recognized at adoption of the new rules was reflected as a cumulative effect of accounting change in our 2002 consolidated statement of income.

The carrying amount of goodwill attributable to each reportable operating segment and changes therein follows (in millions):

	May 31, 2003	Goodwill Acquired During the Year	**May 31, 2004**
FedEx Express segment	$ 397	$ 130[1]	**$ 527**
FedEx Ground segment	–	70[1]	**70**
FedEx Freight segment	666	–	**666**
FedEx Kinko's segment	–	1,539	**1,539**
	$1,063	$1,739	**$2,802**

(1) These amounts represent goodwill from the FedEx Kinko's acquisition that is attributable to the FedEx Express and FedEx Ground segments.

The components of our intangible assets were as follows (in millions):

	May 31, 2004		May 31, 2003	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable intangible assets				
Customer relationships	**$ 72**	**$ (3)**	$ –	$ –
Contract related	**79**	**(43)**	73	(37)
Technology related and other	**45**	**(17)**	40	(12)
Total	**$196**	**$(63)**	$113	$(49)
Non-amortizing intangible asset				
Trade name	**$567**	**$ –**	$ –	$ –

Amortization expense for intangible assets was $14 million in 2004, $13 million in 2003 and $14 million in 2002. Estimated amortization expense for the next five years is as follows (in millions):

2005	$24
2006	23
2007	21
2008	20
2009	17

NOTE 4: BUSINESS REALIGNMENT COSTS

During 2004, voluntary early retirement incentives with enhanced pension and postretirement healthcare benefits were offered to certain groups of employees at FedEx Express who were age 50 or older. Voluntary cash severance incentives were also offered to eligible employees at FedEx Express. These programs, which commenced August 1, 2003 and expired during the second quarter, were limited to eligible U.S. salaried staff employees and managers. Approximately 3,600 employees accepted offers under these voluntary programs, which considerably exceeded our expectations. Costs were also incurred in 2004 for the elimination of certain management positions at FedEx Express and other business units based on the staff reductions from the voluntary programs and other cost reduction initiatives.

Costs for the benefits provided under the voluntary programs were recognized in the period that eligible employees accepted the offer. Other costs associated with business realignment activities were recognized in the period incurred. The savings from these initiatives will be reflected primarily in lower salaries and benefits costs.

The components of our business realignment costs and changes in the related accruals were as follows for the year ended May 31, 2004 (in millions):

	Voluntary Retirement	Voluntary Severance	Other[1]	Total
Beginning accrual balances	$ –	$ –	$ –	$ –
Charged to expense	202	158	75	435
Cash paid	(8)	(152)	(31)	(191)
Amounts charged to other assets/liabilities	(194)	–	(22)	(216)
Ending accrual balances	$ –	$ 6	$ 22	$ 28

(1) Other includes costs for management severance agreements, which are payable over future periods, including compensation related to the modification of previously granted stock options and incremental pension and healthcare benefits. Other also includes professional fees directly associated with the business realignment initiatives and relocation costs.

Amounts charged to other assets/liabilities relate primarily to incremental pension and healthcare benefits.

NOTE 5: SELECTED CURRENT LIABILITIES

The components of selected current liability captions were as follows (in millions):

	May 31, 2004	2003
Accrued Salaries and Employee Benefits		
Salaries	$ 163	$ 119
Employee benefits	496	227
Compensated absences	403	378
	$1,062	$ 724
Accrued Expenses		
Self-insurance accruals	$ 442	$ 401
Taxes other than income taxes	291	279
Other	572	455
	$1,305	$1,135

NOTE 6: LONG-TERM DEBT AND OTHER FINANCING ARRANGEMENTS

The components of our long-term debt were as follows (in millions):

	May 31, 2004	2003
Unsecured debt	$2,855	$1,529
Capital lease obligations	534	422
Other debt, interest rates of 2.35% to 9.98% due through 2017	198	66
	3,587	2,017
Less current portion	750	308
	$2,837	$1,709

At May 31, 2004, we had two revolving bank credit facilities totaling $1 billion. One revolver provides for $750 million through September 28, 2006. The second is a 364-day facility providing for $250 million through September 24, 2004. Interest rates on borrowings under the agreements are generally determined by maturities selected and prevailing market conditions. Borrowings under the credit agreements will bear interest, at our option, at a rate per annum equal to either (a) the London Interbank Offered Rate ("LIBOR") plus a credit spread, or (b) the higher of the Federal Funds Effective Rate, as defined, plus 1/2 of 1%, or the bank's Prime Rate. The revolving credit agreements contain certain covenants and restrictions, none of which are expected to significantly affect our operations or ability to pay dividends.

From time to time, we finance certain operating and investing activities, including acquisitions, through the issuance of commercial paper. Our commercial paper program is backed by unused commitments under our revolving credit agreements and reduces the amounts available under the agreements. As of May 31, 2004 and 2003, no commercial paper borrowings were outstanding and the entire $1 billion under the revolving credit agreements was available.

The components of unsecured debt (net of discounts) were as follows (in millions):

	May 31, 2004	2003
Senior unsecured debt		
Interest rate of three-month LIBOR (1.11% at May 31, 2004) plus 0.28%, due in 2005	$ 600	$ –
Interest rate of 7.80%, due in 2007	200	200
Interest rate of 2.65%, due in 2007	500	–
Interest rate of 3.50%, due in 2009	499	–
Interest rates of 6.63% to 7.25%, due through 2011	499	747
Interest rate of 9.65%, due in 2013	299	299
Interest rate of 7.60%, due in 2098	239	239
Medium term notes, interest rates of 8.00% to 10.57%, due through 2007	19	44
	$2,855	$1,529

To finance our acquisition of FedEx Kinko's, we entered into a six-month credit facility for $2 billion. During February 2004, we issued commercial paper backed by unused commitments under this facility. In March 2004, we issued $1.6 billion of senior unsecured notes in three maturity tranches: one, three and five years, at $600 million, $500 million and $500 million, respectively. Net proceeds from these borrowings were used to repay the commercial paper backed by the six-month credit facility. We canceled the six-month credit facility in March 2004.

In conjunction with the acquisition of FedEx Freight East in February 2001, debt of $240 million was assumed, a portion of which was refinanced subsequent to the acquisition. On April 5, 2002, we prepaid the remaining $101 million. Under the debt agreements, we incurred a prepayment penalty of $13 million, which was included in other nonoperating expense in 2002.

Capital lease obligations include certain special facility revenue bonds that have been issued by municipalities primarily to finance the acquisition and construction of various airport facilities and equipment. These bonds require interest payments at least annually with principal payments due at the end of the related lease agreements. In addition, during 2004, FedEx Express amended two leases for MD11 aircraft and during 2003, FedEx Express amended four leases for MD11 aircraft, which commit FedEx Express to firm purchase obligations for two of these aircraft during both 2005 and 2006. These amended leases were accounted for as capital leases from the date of amendment.

Other long-term debt includes $133 million related to two leased MD11 aircraft that are consolidated under the provisions of Financial Accounting Standards Board Interpretation No. ("FIN") 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." The debt requires interest at LIBOR plus a margin and is due in installments through March 30, 2007. See Note 16 for further discussion.

We incur other commercial commitments in the normal course of business to support our operations. Letters of credit at May 31, 2004 were $498 million. The amount unused under our letter of credit facility totaled $114 million at May 31, 2004. This facility expires in May of 2006. These instruments are generally required under certain U.S. self-insurance programs and are used in the normal course of international operations. The underlying liabilities insured by these instruments are reflected in the balance sheet, where applicable. Therefore, no additional liability is reflected for the letters of credit.

Scheduled annual principal maturities of debt, exclusive of capital leases, for the five years subsequent to May 31, 2004, are as follows (in millions):

2005	$613
2006	265
2007	844
2008	–
2009	499

Long-term debt, exclusive of capital leases, had carrying values of $3.0 billion and $1.6 billion at May 31, 2004 and 2003, respectively, compared with estimated fair values of approximately $3.2 billion and $1.9 billion at those respective dates. The estimated fair values were determined based on quoted market prices or on the current rates offered for debt with similar terms and maturities.

We have a $1.0 billion shelf registration statement with the SEC to provide flexibility and efficiency when obtaining financing. Under this shelf registration statement we may issue, in one or more offerings, either unsecured debt securities, common stock or a combination of such instruments. The entire $1 billion is available for future financings.

NOTE 7: LEASE COMMITMENTS

We utilize certain aircraft, land, facilities, retail locations and equipment under capital and operating leases that expire at various dates through 2039. In addition, supplemental aircraft are leased under agreements that generally provide for cancelation upon 30 days' notice.

The components of property and equipment recorded under capital leases were as follows (in millions):

	May 31, 2004	2003
Aircraft	**$344**	$221
Package handling and ground support equipment and vehicles	**207**	207
Other, principally facilities	**230**	137
	781	565
Less accumulated amortization	**390**	268
	$391	$297

Rent expense under operating leases was as follows (in millions):

	For years ended May 31, 2004	2003	2002
Minimum rentals	**$1,560**	$1,522	$1,453
Contingent rentals	**143**	107	132
	$1,703	$1,629	$1,585

Contingent rentals are based on equipment usage.

A summary of future minimum lease payments under capital leases and noncancelable operating leases (principally aircraft, retail locations and facilities) with an initial or remaining term in excess of one year at May 31, 2004 is as follows (in millions):

	Capital Leases	Operating Leases
2005	$160	$ 1,707
2006	122	1,555
2007	22	1,436
2008	99	1,329
2009	11	1,169
Thereafter	225	7,820
	639	$15,016
Less amount representing interest	105	
Present value of net minimum lease payments	$534	

FedEx Express makes payments under certain leveraged operating leases that are sufficient to pay principal and interest on certain pass-through certificates. The pass-through certificates are not direct obligations of, or guaranteed by, FedEx or FedEx Express.

NOTE 8: PREFERRED STOCK

Our Certificate of Incorporation authorizes the Board of Directors, at its discretion, to issue up to 4,000,000 shares of series preferred stock. The stock is issuable in series, which may vary as to certain rights and preferences, and has no par value. As of May 31, 2004, none of these shares had been issued.

NOTE 9: COMMON STOCKHOLDERS' INVESTMENT

TREASURY SHARES

The following table summarizes information about treasury share repurchases for the years ended May 31:

	2004 Shares	2004 Average Price Per Share	2003 Shares	2003 Average Price Per Share	2002 Shares	2002 Average Price Per Share
Repurchased	**2,625,000**	**$68.14**	3,275,000	$56.66	3,350,000	$52.70

These repurchases were done under share repurchase programs aggregating 15 million shares. A total of 5.75 million shares remain under existing share repurchase authorizations. At May 31, 2004 and 2003, respectively, 4,760 and 406,304 shares remained outstanding in treasury.

STOCK COMPENSATION PLANS

Fixed Stock Option Plans

Under the provisions of our stock incentive plans, key employees and non-employee directors may be granted options to purchase shares of common stock at a price not less than its fair market value at the date of grant. Options granted have a maximum term of 10 years. Vesting requirements are determined at the discretion of the Compensation Committee of our Board of Directors. Option-vesting periods range from one to four years with more than 80% of stock option grants vesting ratably over four years. At May 31, 2004, there were 4,140,440 shares available for future grants under these plans.

The weighted-average fair value of these grants, calculated using the Black-Scholes valuation method under the assumptions indicated below, was $18.02, $17.12 and $12.39 per option in 2004, 2003 and 2002, respectively.

We are required to disclose the pro forma effect of accounting for stock options using such a valuation method for all options granted in 1996 and thereafter (see Note 1). We use the Black-Scholes option-pricing model to calculate the fair value of options for our pro forma disclosures. The key assumptions for this valuation method include the expected life of the option, stock price volatility, risk-free interest rate, dividend yield, forfeiture rate and exercise price. Many of these assumptions are judgmental and highly sensitive in the determination of pro forma compensation expense. Following is a table of the key weighted-average assumptions used in the option valuation calculations for the options granted in the years ended May 31, 2004, 2003 and 2002, and a discussion of our methodology for developing each of the assumptions used in the valuation model:

	May 31,		
	2004	2003	2002
Expected lives	**4 years**	4 years	4 years
Expected volatility	**32%**	35%	30%
Risk-free interest rate	**2.118%**	4.017%	4.777%
Dividend yield	**0.3102%**	0.3785%	0%

Expected Lives. This is the period of time over which the options granted are expected to remain outstanding. Generally, options granted have a maximum term of 10 years. We examine actual stock option exercises to determine the expected life of the options. An increase in the expected term will increase compensation expense.

Expected Volatility. Actual changes in the market value of our stock are used to calculate the volatility assumption. We calculate daily market value changes from the date of grant over a past period equal to the expected life of the options to determine volatility. An increase in the expected volatility will increase compensation expense.

Risk-Free Interest Rate. This is the U.S. Treasury Strip rate posted at the date of grant having a term equal to the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Dividend Yield. This is the annual rate of dividends per share over the exercise price of the option. In July 2002, we paid the first dividend in the history of the company. Therefore, the fair value of options prior to 2003 is not affected by the dividend yield. An increase in the dividend yield will decrease compensation expense.

Forfeiture Rate. This is the estimated percentage of options granted that are expected to be forfeited or canceled before becoming fully vested. This percentage is derived from historical experience. An increase in the forfeiture rate will decrease compensation expense. Our forfeiture rate is approximately 8%.

The following table summarizes information about our fixed stock option plans for the years ended May 31:

	2004		2003		2002	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	**17,315,116**	**$38.88**	17,306,014	$34.32	17,498,558	$30.24
Granted	**3,937,628**	**64.96**	3,261,800	53.22	4,023,098	40.66
Exercised	**(3,724,605)**	**31.05**	(2,951,154)	27.73	(3,875,767)	22.34
Forfeited	**(178,832)**	**46.71**	(301,544)	40.47	(339,875)	35.06
Outstanding at end of year	**17,349,307**	**46.39**	17,315,116	38.88	17,306,014	34.32
Exercisable at end of year	**8,747,523**	**38.28**	8,829,515	33.58	8,050,362	29.98

The following table summarizes information about fixed stock options outstanding at May 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$14.59 – $21.89	970,670	1.9 years	$19.15	970,670	$19.15
21.97 – 32.95	2,500,525	3.7 years	29.71	2,437,553	29.86
33.02 – 49.52	5,635,270	6.6 years	39.58	3,248,939	39.49
49.71 – 73.67	8,242,842	8.0 years	59.31	2,090,361	55.09
14.59 – 73.67	17,349,307	6.6 years	46.39	8,747,523	38.28

Total equity compensation shares outstanding or available for grant represented approximately 7.1% and 7.3% of total outstanding common and equity compensation shares and equity compensation shares available for grant at May 31, 2004 and May 31, 2003, respectively.

Stock Options Expensed

Under our business realignment programs discussed in Note 4, we recognized approximately $16 million of expense ($10 million, net of tax) during 2004 related to the modification of previously granted stock options. We calculated this expense using the Black-Scholes method.

Restricted Stock Plans

Under the terms of our restricted stock plans, shares of common stock are awarded to key employees. All restrictions on the shares expire ratably over a four-year period. Shares are valued at the market price at the date of award. Compensation related to these plans is recorded as a reduction of common stockholders' investment and is amortized to expense as restrictions on such shares expire.

The following table summarizes information about restricted stock awards for the years ended May 31:

	2004		2003		2002	
	Shares	Weighted-Average Fair Value	Shares	Weighted-Average Fair Value	Shares	Weighted-Average Fair Value
Awarded	**282,423**	**$67.11**	343,500	$47.56	329,500	$43.01
Forfeited	**10,000**	**43.41**	17,438	48.01	12,000	49.79

At May 31, 2004, there were 747,553 shares available for future awards under these plans. Annual compensation cost for the restricted stock plans was approximately $14 million for 2004, and $12 million for 2003 and 2002.

NOTE 10: COMPUTATION OF EARNINGS PER SHARE

The calculation of basic earnings per common share and diluted earnings per common share for the years ended May 31 was as follows (in millions, except per share amounts):

	2004	2003	2002
Net income applicable to common stockholders	**$ 838**	$ 830	$ 710
Weighted-average shares of common stock outstanding	**299**	298	298
Common equivalent shares:			
Assumed exercise of outstanding dilutive options	**19**	15	16
Less shares repurchased from proceeds of assumed exercise of options	**(14)**	(10)	(11)
Weighted-average common and common equivalent shares outstanding	**304**	303	303
Basic earnings per common share	**$2.80**	$2.79	$2.38
Diluted earnings per common share	**$2.76**	$2.74	$2.34

NOTE 11: INCOME TAXES

The components of the provision for income taxes for the years ended May 31 were as follows (in millions):

	2004	2003	2002
Current provision			
Domestic:			
Federal	**$371**	$112	$255
State and local	**54**	28	39
Foreign	**85**	39	41
	510	179	335
Deferred (benefit) provision			
Domestic:			
Federal	**(22)**	304	99
State and local	**(7)**	25	3
Foreign	**–**	–	(2)
	(29)	329	100
	$481	$508	$435

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the years ended May 31 was as follows:

	2004	2003	2002
Statutory U.S. income tax rate	**35.0%**	35.0%	35.0%
Increase resulting from:			
State and local income taxes, net of federal benefit	**2.3**	2.6	2.4
Other, net	**(0.8)**	0.4	0.1
Effective tax rate	**36.5%**	38.0%	37.5%

The lower effective tax rate in 2004 was primarily attributable to the favorable decision in our U.S. tax case described below, stronger than anticipated international results and the results of tax audits during 2004. Our stronger than anticipated international results, along with other factors, increased our ability to credit income taxes paid to foreign governments on foreign income against U.S. income taxes paid on the same income, thereby mitigating our exposure to double taxation. The 38.0% effective tax rate in 2003 was higher than the 2002 rate primarily due to lower state taxes in 2002.

The significant components of deferred tax assets and liabilities as of May 31 were as follows (in millions):

	2004		2003	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Property, equipment, leases and intangibles	**$ 310**	**$1,372**	$ 303	$ 946
Employee benefits	**386**	**406**	270	407
Self-insurance accruals	**297**	**–**	259	–
Other	**277**	**179**	261	207
Net operating loss/credit carryforwards	**32**	**–**	15	–
Valuation allowance	**(37)**	**–**	(14)	–
	$1,265	**$1,957**	$1,094	$1,560

In 2004, the net deferred tax liability of $692 million is classified in the balance sheet as a current deferred tax asset of $489 million and a noncurrent deferred tax liability of $1.181 billion. In 2003, the net deferred tax liability of $466 million is classified in the balance sheet as a current deferred tax asset of $416 million and a noncurrent deferred tax liability of $882 million.

The valuation allowance primarily represents amounts reserved for operating loss and tax credit carryforwards, which expire over varying periods starting in 2005. As a result of this and other factors, we believe that a substantial portion of these deferred tax assets may not be realized. The net increase in the valuation allowance of $23 million was principally due to net operating loss/credit carryforwards obtained upon the acquisition of FedEx Kinko's during the third quarter of 2004 that are not expected to be realized.

In August 2003, we received a favorable ruling from the U.S. District Court in Memphis over the tax treatment of jet engine maintenance costs. The Court held that these costs were ordinary and necessary business expenses and properly deductible by us. In connection with an Internal Revenue Service ("IRS") audit for the tax years 1993 and 1994, the IRS had proposed adjustments characterizing routine jet engine maintenance costs as capital expenditures that must be recovered over seven years, rather than as expenses that are deducted immediately, as has been our practice. After settlement discussions failed to resolve this matter, in 2001 we paid $70 million in tax and interest and filed suit in Federal District Court for a complete refund of the amounts paid plus interest. Although the IRS has continued to assert its position in audits for the years 1995 through 2000 with respect to maintenance costs for jet engines and rotable aircraft parts, we believe this ruling should also apply to future tax years.

As a result of this ruling, we recognized a one-time benefit in 2004 of $26 million, net of tax, primarily related to the reduction of accruals related to this matter and the recognition of interest earned on the amount we paid in 2001. These adjustments affected both net interest expense ($30 million pretax) and income tax expense ($7 million). Future periods are not expected to be materially affected by the resolution of this matter. On November 19, 2003, the IRS appealed this ruling to the Sixth Circuit Court of Appeals. All briefs have been filed in the case. We believe the District Court's ruling will be upheld on appeal.

NOTE 12: EMPLOYEE BENEFIT PLANS

Pension Plans

We sponsor defined benefit pension plans covering a majority of our employees. The largest plan covers certain U.S. employees age 21 and over, with at least one year of service. Eligible employees as of May 31, 2003 were given the opportunity to make a one-time election to accrue future pension benefits under either a new cash balance formula which we call the Portable Pension Account or a traditional pension benefit formula. Benefits provided under the traditional formula are based on average earnings and years of service. Under the Portable Pension Account, the retirement benefit is expressed as a dollar amount in a notional account that grows with annual credits based on pay, age, and years of credited service, and interest on the notional account balance. In either case, employees retained all benefits previously accrued under the traditional pension benefit formula and continue to receive the benefit of future salary increases on benefits accrued as of May 31, 2003. Eligible employees hired after May 31, 2003 receive benefits exclusively under the Portable Pension Account.

Plan funding is actuarially determined and is subject to certain tax law limitations. International defined benefit pension plans provide benefits primarily based on final earnings and years of service and are funded in accordance with local laws and income tax regulations. Substantially all plan assets are actively managed. The weighted-average asset allocation for our primary pension plan at February 29, 2004 was as follows:

	Actual	Target
Domestic equities	54%	53%
International equities	19	17
Private equities	3	5
Long duration fixed income securities	16	15
Other fixed income securities	8	10
	100%	100%

The investment strategy for pension plan assets is to utilize a diversified mix of global public and private equity portfolios, together with public and private fixed income portfolios, to earn a long-term investment return that meets our pension plan obligations. Active management strategies are utilized within the plan in an effort to realize investment returns in excess of market indices.

Our pension cost is materially affected by the discount rate used to measure pension obligations, the level of plan assets available to fund those obligations at the measurement date and the expected long-term rate of return on plan assets. Due to a lower discount rate, a lower expected long-term rate of return and a reduction in the value of plan assets as a result of investment losses at the measurement date for 2004 pension expense (February 28, 2003), our total net pension cost for 2004 increased by approximately $115 million.

An increase in pension cost of approximately $30 million is expected for 2005 based primarily on a continuing decline in the discount rate (to 6.78%). Management reviews the assumptions used to measure pension costs (including the discount rate and the expected long-term rate of return on pension assets) on an annual basis. Economic and market conditions at the measurement date impact these assumptions from year to year and it is reasonably possible that material changes in pension cost may continue to be experienced in the future.

Establishing the expected future rate of investment return on our pension assets is a judgmental matter. Management considers the following factors in determining this assumption:

- the duration of our pension plan liabilities, which drives the investment strategy we can employ with our pension plan assets.
- the types of investment classes in which we invest our pension plan assets and the expected compound return we can reasonably expect those investment classes to earn over the next 10- to 15-year time period (or such other time period that may be appropriate).
- the investment returns we can reasonably expect our active investment management program to achieve in excess of the returns we could expect if investments were made strictly in indexed funds.

We review the expected long-term rate of return on an annual basis and revise it as appropriate. Also, we periodically commission detailed asset/liability studies performed by third-party professional investment advisors and actuaries. These studies project our estimated future pension payments and evaluate the efficiency of the allocation of our pension plan assets into various investment categories. These studies also generate probability-adjusted expected future returns on those assets. The study performed for 2003 supported the reasonableness of our 10.10% return assumption used for 2003 based on our liability duration and market conditions at the time we set this assumption (in 2002). We performed a more recent asset/liability study for 2004, which supported a long-term return on assets of 9.10%. The results of this study were reaffirmed for 2005 by our third-party professional investment advisors and actuaries.

Postretirement Healthcare Plans

Certain of our subsidiaries offer medical, dental and vision coverage to eligible U.S. retirees and their eligible dependents. U.S. employees covered by the principal plan become eligible for these benefits at age 55 and older, if they have permanent, continuous service of at least 10 years after attainment of age 45 if hired prior to January 1, 1988, or at least 20 years after attainment of age 35 if hired on or after January 1, 1988.

The following table provides a reconciliation of the changes in the pension and postretirement healthcare plans' benefit obligations and fair value of assets over the two-year period ended May 31, 2004 and a statement of the funded status as of May 31, 2004 and 2003 (in millions):

	Pension Plans		Postretirement Healthcare Plans	
	2004	2003	**2004**	2003
Changes in Projected Benefit Obligation ("PBO")				
Projected benefit obligation at the beginning of year	**$ 7,117**	$ 6,227	**$ 382**	$ 329
Service cost	**376**	374	**35**	27
Interest cost	**490**	438	**25**	25
Actuarial loss	**661**	164	**36**	23
Benefits paid	**(136)**	(103)	**(23)**	(21)
Special termination benefits[1]	**158**	–	**38**	–
Amendments, benefit enhancements and other	**17**	17	**3**	(1)
Projected benefit obligation at the end of year	**$ 8,683**	$ 7,117	**$ 496**	$ 382
Accumulated Benefit Obligation ("ABO")	**$ 7,427**	$ 6,009		
Change in Plan Assets				
Fair value of plan assets at beginning of year	**$ 5,825**	$ 5,510	**$ –**	$ –
Actual return (loss) on plan assets	**1,751**	(663)	**–**	–
Company contributions	**335**	1,072	**16**	18
Benefits paid	**(136)**	(103)	**(23)**	(21)
Other	**8**	9	**7**	3
Fair value of plan assets at end of year	**$ 7,783**	$ 5,825	**$ –**	$ –
Funded Status of the Plans	**$ (900)**	$ (1,292)	**$ (496)**	$ (382)
Unrecognized actuarial loss (gain)	**1,694**	2,247	**(1)**	(38)
Unamortized prior service cost (benefit)	**118**	123	**1**	(1)
Unrecognized transition amount	**(5)**	(7)	**–**	–
Prepaid (accrued) benefit cost	**$ 907**	$ 1,071	**$ (496)**	$ (421)
Amount Recognized in the Balance Sheet at May 31:				
Prepaid benefit cost	**$ 1,127**	$ 1,269	**$ –**	$ –
Accrued benefit liability	**(220)**	(198)	**(496)**	(421)
Minimum pension liability	**(67)**	(42)	**–**	–
Accumulated other comprehensive income[2]	**54**	26	**–**	–
Intangible asset	**13**	16	**–**	–
Prepaid (accrued) benefit cost	**$ 907**	$ 1,071	**$ (496)**	$ (421)

(1) The special termination benefits reflected in the table above related primarily to early retirement incentives offered to certain groups of our employees at FedEx Express during 2004 (see Note 4 for more information).

(2) The minimum pension liability component of Accumulated Other Comprehensive Income is shown in the Statement of Changes in Stockholders' Investment and Comprehensive Income, net of deferred taxes.

Our pension plans included the following components at May 31, 2004 and 2003 (in millions):

	U.S. Plans							
	Qualified		Nonqualified		International Plans		Total	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
ABO	**$ 7,069**	$ 5,725	**$ 166**	$ 130	**$ 192**	$ 154	**$ 7,427**	$ 6,009
PBO	**$ 8,274**	$ 6,793	**$ 179**	$ 144	**$ 230**	$ 180	**$ 8,683**	$ 7,117
Fair Value of Plan Assets	**7,678**	5,747	**–**	–	**105**	78	**7,783**	5,825
Funded Status	**$ (596)**	$ (1,046)	**$ (179)**	$ (144)	**$ (125)**	$ (102)	**$ (900)**	$ (1,292)
Unrecognized actuarial loss	**1,621**	2,208	**32**	5	**41**	34	**1,694**	2,247
Unamortized prior service cost	**95**	105	**20**	18	**3**	–	**118**	123
Unrecognized transition amount	**(7)**	(8)	**–**	–	**2**	1	**(5)**	(7)
Prepaid (accrued) benefit cost	**$ 1,113**	$ 1,259	**$ (127)**	$ (121)	**$ (79)**	$ (67)	**$ 907**	$ 1,071

The projected benefit obligation ("PBO") is the actuarial present value of benefits attributable to employee service rendered to date, including the effects of estimated future pay increases. The accumulated benefit obligation ("ABO") also reflects the actuarial present value of benefits attributable to employee service rendered to date, but does not include the effects of estimated future pay increases. Therefore, the ABO as compared to plan assets is an indication of the assets currently available to fund vested and nonvested benefits accrued through May 31.

The measure of whether a pension plan is underfunded for financial accounting purposes is based on a comparison of the ABO to the fair value of plan assets and amounts accrued for such benefits in the balance sheet. In order to eliminate the need to recognize an additional minimum pension liability (generally required when the ABO exceeds the fair value of plan assets at the measurement date), we made $1.1 billion of tax-deductible contributions to our qualified U.S. pension plans in 2003. In 2004, we made $320 million in tax-deductible contributions. No contributions for 2004 or 2003 were legally required and none are expected to be required in 2005. Based on the substantial improvement in the funded status of our qualified plans, we do not currently expect to contribute any funds to our qualified defined benefit plans in 2005.

We have certain nonqualified defined benefit pension plans that are not funded because such funding would be deemed current compensation to plan participants. Primarily related to those plans and certain international plans, we have ABOs aggregating approximately $356 million at May 31, 2004 and $284 million at May 31, 2003, with assets of $105 million at May 31, 2004 and $78 million at May 31, 2003. Plans with this funded status resulted in the recognition of a minimum pension liability in our balance sheets. This minimum liability was $67 million at May 31, 2004 and $42 million at May 31, 2003.

Net periodic benefit cost for the three years ended May 31 was as follows (in millions):

	Pension Plans			Postretirement Healthcare Plans		
	2004	2003	2002	**2004**	2003	2002
Service cost	**$ 376**	$ 374	$ 348	**$ 35**	$ 27	$ 27
Interest cost	**490**	438	409	**25**	25	25
Expected return on plan assets	**(597)**	(594)	(621)	–	–	–
Net amortization and deferral	**74**	10	13	–	(2)	(2)
	$ 343	$ 228	$ 149	**$ 60**	$ 50	$ 50

Weighted-average actuarial assumptions for our primary U.S. plans, which comprise substantially all of our projected benefit obligations, were as follows:

	Pension Plans			Postretirement Healthcare Plans		
	2004	2003	2002	**2004**	2003	2002
Discount rate	**6.78%**	6.99%	7.11%	**6.57%**	6.75%	7.30%
Rate of increase in future compensation levels	**3.15**	3.15	3.25	–	–	–
Expected long-term rate of return on assets	**9.10***	10.10	10.90	–	–	–

**For 2005, the expected long-term rate of return on plan assets will continue to be 9.10%.*

The expected long-term rate of return assumptions for each asset class are selected based on historical relationships between the assets classes and the economic and capital market environments, updated for current conditions.

Benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows for the years ending May 31 (in millions):

	Pension Benefits
2005	$ 216
2006	219
2007	257
2008	283
2009	319
2010-2014	2,389

These estimates are based on assumptions about future events. Actual benefit payments may vary significantly from these estimates.

Future medical benefit costs are estimated to increase at an annual rate of 14% during 2005, decreasing to an annual growth rate of 5% in 2019 and thereafter. Future dental benefit costs are estimated to increase at an annual rate of 7% during 2005, decreasing to an annual growth rate of 5% in 2013 and thereafter. Our postretirement healthcare cost is capped at 150% of the 1993 employer cost and, therefore, is not subject to medical and dental trends after the capped cost is attained. Therefore, a 1% change in these annual trend rates would not have a significant impact on the accumulated postretirement benefit obligation at May 31, 2004, or 2004 benefit expense.

Defined Contribution Plans

Profit sharing and other defined contribution plans are in place covering a majority of U.S. employees. Profit sharing plans provide for discretionary employer contributions, which are determined annually by our Board of Directors. Other plans provide matching funds based on employee contributions to 401(k) plans. Expense under these plans was $89 million in 2004, $82 million in 2003 and $75 million in 2002.

NOTE 13: BUSINESS SEGMENT INFORMATION

Our operations for the periods presented are primarily represented by FedEx Express, FedEx Ground, FedEx Freight and FedEx Kinko's. These businesses form the core of our reportable segments. Other business units in the FedEx portfolio are FedEx Trade Networks, FedEx Supply Chain Services, FedEx Custom Critical and Caribbean Transportation Services. Management evaluates segment financial performance based on operating income.

In 2004, we changed the reporting and responsibility relationships of our smaller business units so that they now report directly to a core segment. Prior year amounts have been reclassified to conform to the new segment presentation. As a result, our reportable segments included the following businesses for the periods presented:

FedEx Express Segment	FedEx Express FedEx Trade Networks
FedEx Ground Segment	FedEx Ground FedEx Supply Chain Services
FedEx Freight Segment	FedEx Freight FedEx Custom Critical Caribbean Transportation Services
FedEx Kinko's Segment	FedEx Kinko's

The following table provides a reconciliation of reportable segment revenues, depreciation and amortization, operating income (loss) and segment assets to consolidated financial statement totals for the years ended or as of May 31 (in millions):

	FedEx Express Segment	FedEx Ground Segment	FedEx Freight Segment	FedEx Kinko's Segment[1]	Other and Eliminations[2]	Consolidated Total
Revenues						
2004	**$17,497**	**$3,910**	**$2,689**	**$ 521**	**$ 93**	**$24,710**
2003	16,467	3,581	2,443	–	(4)	22,487
2002	15,438	2,918	2,253	–	(2)	20,607
Depreciation and amortization						
2004	**$ 810**	**$ 154**	**$ 92**	**$ 33**	**$ 286**	**$ 1,375**
2003	818	155	88	–	290	1,351
2002	819	136	91	–	318	1,364
Operating income (loss)[3]						
2004	**$ 629**	**$ 522**	**$ 244**	**$ 39**	**$ 6**	**$ 1,440**
2003	783	494	193	–	1	1,471
2002	801	337	185	–	(2)	1,321
Segment assets[4]						
2004	**$12,443**	**$2,248**	**$1,924**	**$2,903**	**$(384)**	**$19,134**
2003	11,188	1,846	1,825	–	526	15,385
2002	10,151	1,480	1,786	–	395	13,812

(1) Includes the operations of FedEx Kinko's from the formation of the FedEx Kinko's segment on March 1, 2004.
(2) Includes the results of operations of FedEx Kinko's from February 12, 2004 (date of acquisition) through February 29, 2004 (approximately $100 million of revenue and $6 million of operating income).
(3) Includes business realignment costs of $428 million in the FedEx Express segment, $1 million in the FedEx Ground segment and $6 million in Other and Eliminations.
(4) Segment assets include intercompany receivables.

The following table provides a reconciliation of reportable segment capital expenditures to consolidated totals for the years ended May 31 (in millions):

	FedEx Express Segment	FedEx Ground Segment	FedEx Freight Segment	FedEx Kinko's Segment	Other	Consolidated Total
2004	**$ 592**	**$314**	**$130**	**$36**	**$199**	**$1,271**
2003	917	252	139	–	203	1,511
2002	1,069	214	86	–	246	1,615

The following table presents revenue by service type and geographic information for the years ended or as of May 31 (in millions):

Revenue by Service Type

	2004	2003	2002
FedEx Express segment:			
Package:			
U.S. overnight box	**$ 5,558**	$ 5,432	$ 5,338
U.S. overnight envelope	**1,700**	1,715	1,755
U.S. deferred	**2,592**	2,510	2,383
Total domestic package revenue	**9,850**	9,657	9,476
International priority	**5,131**	4,367	3,834
Total package revenue	**14,981**	14,024	13,310
Freight:			
U.S.	**1,609**	1,564	1,273
International	**393**	400	384
Total freight revenue	**2,002**	1,964	1,657
Other	**514**	479	471
Total FedEx Express segment	**17,497**	16,467	15,438
FedEx Ground segment	**3,910**	3,581	2,918
FedEx Freight segment	**2,689**	2,443	2,253
FedEx Kinko's segment[1]	**521**	–	–
Other and Eliminations[2]	**93**	(4)	(2)
	$24,710	$22,487	$20,607

Geographical Information[3]

	2004	2003	2002
Revenues:			
U.S.	**$18,643**	$17,277	$15,968
International	**6,067**	5,210	4,639
	$24,710	$22,487	$20,607
Noncurrent assets:			
U.S.	**$12,644**	$ 9,908	$ 8,627
International	**1,520**	1,536	1,520
	$14,164	$11,444	$10,147

(1) Includes the operations of FedEx Kinko's from the formation of the FedEx Kinko's segment on March 1, 2004.
(2) Includes the results of operations of FedEx Kinko's from February 12, 2004 (date of acquisition) through February 29, 2004 (approximately $100 million of revenue).
(3) International revenue includes shipments that either originate in or are destined to locations outside the United States. Noncurrent assets include property and equipment, goodwill and other long-term assets. Flight equipment is allocated between geographic areas based on usage.

NOTE 14: SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest expense and income taxes for the years ended May 31 was as follows (in millions):

	2004	2003	2002
Interest (net of capitalized interest)	**$151**	$125	$146
Income taxes	**364**	53	312

FedEx Express amended two leases in 2004 and four leases in 2003 for MD11 aircraft, which required FedEx Express to record $110 million in 2004 and $221 million in 2003, in both fixed assets and long-term liabilities.

FedEx Express consolidated an entity that owns two MD11 aircraft under the provisions of FIN 46. The consolidation of this entity on September 1, 2003 resulted in an increase in our fixed assets and long-term liabilities of approximately $140 million. See Note 16.

NOTE 15: GUARANTEES AND INDEMNIFICATIONS

We adopted FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," during 2003, which required the prospective recognition and measurement of certain guarantees and indemnifications. Accordingly, any contractual guarantees or indemnifications we have issued or modified subsequent to December 31, 2002 are subject to evaluation. If required, a liability for the fair value of the obligation undertaken will be recognized.

Substantially all of our guarantees and indemnifications were entered into prior to December 31, 2002 and have not been modified since then. Therefore, no amounts have been recognized in our financial statements for the underlying fair value of these obligations. With the exception of residual value guarantees in certain operating leases, a maximum obligation is generally not specified in our guarantees and indemnifications. As a result, the overall maximum potential amount of the obligation under such guarantees and indemnifications cannot be reasonably estimated. Historically, we have not been required to make significant payments under our guarantee or indemnification obligations.

Operating Leases

We have guarantees under certain operating leases, amounting to $43 million as of May 31, 2004, for the residual values of vehicles and facilities at the end of the respective operating lease periods. Under these leases, if the fair market value of the leased asset at the end of the lease term is less than an agreed-upon value as set forth in the related operating lease agreement, we will be responsible to the lessor for the amount of such deficiency. Based upon our expectation that none of these leased assets will have a residual value at the end of the lease term that is materially less than the value specified in the related operating lease agreement, we do not believe it is probable that we will be required to fund any amounts under the terms of these guarantee arrangements. Accordingly, no accruals have been recognized for these guarantees.

Certain of our operating leases contain other indemnification obligations to the lessor, which are considered ordinary and customary (e.g., use and environmental indemnifications). The terms of these obligations range in duration and often are not limited. Such indemnification obligations continue until and, in many cases, after expiration of the respective lease.

Other Contracts

In conjunction with certain transactions, primarily sales or purchases of operating assets or services in the ordinary course of business, we sometimes provide routine indemnifications (e.g., environmental, tax and software infringement), the terms of which range in duration and often are not limited.

Intra-company Guarantees

FedEx's publicly held debt (approximately $2.3 billion) is guaranteed by our subsidiaries. The guarantees are full and unconditional, joint and several and any subsidiaries that are not guarantors are minor as defined by Securities and Exchange Commission regulations. FedEx, as the parent company issuer of this debt, has no independent assets or operations. There are no significant restrictions on our ability or the ability of any guarantor to obtain funds from its subsidiaries by such means as a dividend or loan.

Special facility revenue bonds have been issued by certain municipalities primarily to finance the acquisition and construction of various airport facilities and equipment. In certain cases, the bond proceeds were loaned to FedEx Express and are included in long-term debt and, in other cases, the facilities were leased to us and are accounted for as either capital leases or operating leases. Approximately $800 million in principal of these bonds (with total future principal and interest payments of approximately $1.5 billion as of May 31, 2004) is unconditionally guaranteed by FedEx Express. Of the $800 million bond principal, $45 million was in long-term debt and $204 million was in capital lease obligations at May 31, 2004 and the remainder was in operating leases.

NOTE 16: VARIABLE INTEREST ENTITIES

FedEx Express entered into a lease in July 2001 for two MD11 aircraft. These assets are held by a separate entity, which was established and is owned by independent third parties who provide financing through debt and equity participation. The original cost of the assets under the lease was approximately $150 million.

This lease contains residual value guarantees that obligate FedEx Express, not the third-party owners, to absorb the majority of the losses, if any, of the entity. The lease also provides FedEx Express with the right to receive any residual returns of the entity if they occur. At May 31, 2004, the residual value guarantee associated with this lease, which represents the maximum exposure to loss, was $89 million. FIN 46 required us to consolidate the separate entity that owns the two MD11 aircraft. Since the entity was created before February 1, 2003, we measured the assets and liabilities at their carrying amounts (the amounts at which they would have been recorded in the consolidated financial statements if FIN 46 had been effective at the inception of the lease). As a result of this consolidation, the accompanying May 31, 2004 balance sheet includes an additional $126 million of fixed assets and $133 million of long-term liabilities.

NOTE 17: COMMITMENTS

Annual purchase commitments under various contracts as of May 31, 2004 were as follows (in millions):

	Aircraft	Aircraft-Related(1)	Other(2)	Total
2005	$ 22	$170	$409	$ 601
2006	–	136	119	255
2007	111	97	44	252
2008	131	67	14	212
2009	567	63	13	643
Thereafter	1,141	119	179	1,439

(1) Primarily aircraft modifications.

(2) Primarily vehicles, facilities, computers, printing and other equipment and advertising and promotions contracts.

The amounts reflected in the table above for purchase commitments represent noncancelable agreements to purchase goods or services. Such contracts include those for certain purchases of aircraft, aircraft modifications, vehicles, facilities, computers, printing and other equipment and advertising and promotions contracts. Open purchase orders that are cancelable are not considered unconditional purchase obligations for financial reporting purposes.

FedEx Express is committed to purchase two A310s, seven ATRs and ten Airbus A380s (a new high-capacity, long-range aircraft). The A310s and ATRs are expected to be delivered in 2005. FedEx Express expects to take delivery of three of the ten A380 aircraft in each of 2009, 2010 and 2011 and the remaining one in 2012. Deposits and progress payments of $25 million have been made toward these purchases and other planned aircraft-related transactions. In addition, we have committed to modify our DC10 aircraft for passenger-to-freighter and two-man cockpit configurations. Payments related to these activities are included in the table above. Aircraft and aircraft-related contracts are subject to price escalations.

NOTE 18: LEGAL PROCEEDINGS

Operations in 2002 were significantly affected by the terrorist attacks on September 11, 2001. During 2002, we recognized a total of $119 million of compensation under the Air Transportation Safety and System Stabilization Act (the "Act"), of which $101 million had been received as of May 31, 2004. The amounts recognized were for our estimate of losses we incurred as a result of the mandatory grounding of our aircraft and for incremental losses incurred through December 31, 2001. All amounts recognized were reflected as reduction of operating expense under the caption "Airline stabilization compensation."

In the fourth quarter of 2003, the Department of Transportation ("DOT") asserted that we were overpaid by $31.6 million and has demanded repayment. We have filed requests for administrative and judicial review. We received an opinion from the District of Columbia U.S. Court of Appeals stating that most of the determinations that we requested were not yet ripe for decision and the Court will not rule prior to final determination by the DOT and exhaustion of administrative remedies.

Pursuant to the Federal Aviation Administration reauthorization enacted during the third quarter of 2004, the General Accounting Office submitted a report to Congress on June 4, 2004, on the criteria and procedures used by the Secretary of Transportation under the Act. Issuance of the report frees the DOT to make a final determination on our claim and also reinforces the Congressional directive to the DOT to refer any remaining disputed claims to an administrative law judge upon an affected claimant's request.

We agreed to mediation with the DOT, but it did not result in a resolution of the dispute. We will continue to pursue our claim for compensation under the Act.

We believe that we have complied with all aspects of the Act, that it is probable we will ultimately collect the remaining $18 million receivable and that we will not be required to pay any portion of the DOT's $31.6 million demand. We cannot be assured of the ultimate outcome; however, it is reasonably possible that a material reduction to the $119 million of compensation we have previously recognized under the Act could occur. Based on the DOT's assertion, the range for potential loss on this matter is zero to $49.6 million.

We are a defendant in a number of lawsuits filed in California state courts containing various class-action allegations under California's wage and hour laws. The plaintiffs in these lawsuits generally are hourly employees of FedEx operating companies who allege, among other things, that they were forced to work "off the clock" and were not provided work breaks. The plaintiffs generally seek unspecified monetary damages, injunctive relief, or both. To date, only one of these cases has been certified as a class action. We believe that the claims in these cases are without merit. We have denied any liability with respect to these claims and intend to vigorously defend ourselves in these cases. In the opinion of management, the aggregate liability, if any, with respect to these claims will not materially adversely affect our financial position, results of operations or cash flows.

Also, see Note 11 for discussion of other legal proceedings. FedEx and its subsidiaries are subject to other legal proceedings that arise in the ordinary course of their business. In the opinion of management, the aggregate liability, if any, with respect to these other actions will not materially adversely affect our financial position, results of operations or cash flows.

NOTE 19: RELATED PARTY TRANSACTIONS

In November 1999, FedEx entered into a multi-year naming rights agreement with the National Football League Washington Redskins professional football team. Under this agreement, FedEx has certain marketing rights, including the right to name the Redskins' stadium "FedExField." In August 2003, Frederick W. Smith, Chairman, President and Chief Executive Officer of FedEx, personally acquired an approximate 10% ownership interest in the Washington Redskins and joined its board of directors.

Mr. Smith's son-in-law is a 50% owner of a company that provides insurance brokerage and consulting services in connection with certain insurance and legal services plan benefits offered by FedEx to certain of its employees. Mr. Smith's son-in-law's company is paid commissions and fees directly by the benefit providers and not FedEx. During fiscal 2004, such commissions and fees totaled approximately $497,000.

A member of our Board of Directors, J.R. Hyde, III, and his wife together own approximately 13% of HOOPS, L.P. ("HOOPS"), the owner of the NBA Memphis Grizzlies professional basketball team. Mr. Hyde, through one of his companies, also is the general partner of the minority limited partner of HOOPS. During 2002, FedEx entered into a multi-year, $90 million naming rights agreement with HOOPS that will be amortized to expense over the life of the agreement. Under this agreement, FedEx has certain marketing rights, including the right to name the new arena where the Grizzlies will play. Pursuant to a separate agreement with HOOPS, the City of Memphis and Shelby County, FedEx has agreed to pay $2.5 million a year for the balance of the 25-year term of the agreement if HOOPS terminates its lease for the new arena after 17 years. FedEx also purchased $2 million of municipal bonds issued by the Memphis and Shelby County Sports Authority, the proceeds of which are to be used to finance a portion of the construction costs of the new arena.

On March 26, 2004, FedEx purchased an aggregate of 94 acres of real estate in Olive Branch, Mississippi, for $4.7 million. FedEx proposes to construct a FedEx Ground hub on this site, which is just south of Memphis. The 94-acre site is divided into three parcels, two of which were owned by entities in which Mr. Hyde has a 50% ownership interest. These two parcels total approximately 3.4 acres. An independent appraisal of the property determined its fair market value to be not less than the negotiated purchase price.

NOTE 20: SUMMARY OF QUARTERLY OPERATING RESULTS (UNAUDITED)

(In millions, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004[1]				
Revenues	**$5,687**	**$5,920**	**$6,062**	**$7,041**
Operating income	**200**[2]	**183**[4]	**372**	**685**
Net income	**128**[2][3]	**91**[4]	**207**	**412**[5]
Basic earnings per common share[6]	**0.43**[2][3]	**0.31**[4]	**0.69**	**1.38**[5]
Diluted earnings per common share	**0.42**[2][3]	**0.30**[4]	**0.68**	**1.36**[5]
2003				
Revenues	$5,445	$5,667	$5,545	$5,830
Operating income	283	427	269	492
Net income	158	245	147	280
Basic earnings per common share[6]	0.53	0.82	0.49	0.94
Diluted earnings per common share	0.52	0.81	0.49	0.92

(1) Includes FedEx Kinko's from February 12, 2004 (date of acquisition). See Note 2.
(2) Includes $132 million ($82 million, net of tax, $0.28 per share, or $0.27 per diluted share) of business realignment costs described in Note 4.
(3) Includes $26 million, net of tax ($0.09 per share or $0.08 per diluted share) related to a favorable ruling on an IRS case described in Note 11.
(4) Includes $283 million ($175 million, net of tax, $0.59 per share, or $0.57 per diluted share) of business realignment costs described in Note 4.
(5) Includes a $12 million ($0.04 per share and per diluted share) nonrecurring benefit related to the reduction of our effective tax rate. See Note 11.
(6) The sum of the quarterly earnings per share may not equal annual amounts due to differences in the weighted-average number of shares outstanding during the respective periods.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
FedEx Corporation

We have audited the accompanying consolidated balance sheets of FedEx Corporation as of May 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' investment and comprehensive income, and cash flows for each of the three years in the period ended May 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FedEx Corporation at May 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended May 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, in 2002.

Ernst & Young LLP

Memphis, Tennessee
June 22, 2004

SELECTED FINANCIAL DATA

The following table sets forth certain selected consolidated financial and operating data for FedEx as of and for the five years ended May 31, 2004. This information should be read in conjunction with the Consolidated Financial Statements, Management's Discussion and Analysis of Results of Operations and Financial Condition and other financial data appearing elsewhere herein.

(In millions, except per share amounts and other operating data)	2004 (1)(2)(3)	2003	2002	2001 (4)(5)	2000
Operating Results					
Revenues	$24,710	$ 22,487	$ 20,607	$19,629	$18,257
Operating income	1,440	1,471	1,321	1,071	1,221
Income before income taxes	1,319	1,338	1,160	927	1,138
Income before cumulative effect of change in accounting principle	838	830	725	584	688
Cumulative effect of change in accounting for goodwill (6)	–	–	(15)	–	–
Net income	$ 838	$ 830	$ 710	$ 584	$ 688
Per Share Data					
Earnings per share:					
Basic:					
Income before cumulative effect of change in accounting principle	$ 2.80	$ 2.79	$ 2.43	$ 2.02	$ 2.36
Cumulative effect of change in accounting for goodwill (6)	–	–	(0.05)	–	–
	$ 2.80	$ 2.79	$ 2.38	$ 2.02	$ 2.36
Assuming dilution:					
Income before cumulative effect of change in accounting principle	$ 2.76	$ 2.74	$ 2.39	$ 1.99	$ 2.32
Cumulative effect of change in accounting for goodwill (6)	–	–	(0.05)	–	–
	$ 2.76	$ 2.74	$ 2.34	$ 1.99	$ 2.32
Average shares of common stock outstanding	299	298	298	289	292
Average common and common equivalent shares outstanding	304	303	303	293	296
Cash dividends declared	$ 0.29	$ 0.15	$ 0.05	–	–
Financial Position					
Property and equipment, net	$ 9,037	$ 8,700	$ 8,302	$ 8,100	$ 7,084
Total assets	19,134	15,385	13,812	13,392	11,527
Long-term debt, less current portion	2,837	1,709	1,800	1,900	1,776
Common stockholders' investment	8,036	7,288	6,545	5,900	4,785
Other Operating Data					
FedEx Express aircraft fleet	645	643	647	640	663
Average full-time equivalent employees and contractors	195,838	190,918	184,953	176,960	163,324

(1) Results for 2004 include $435 million ($270 million, net of tax, or $0.89 per diluted share) of business realignment costs. See Note 4 to the accompanying audited financial statements.
(2) Results for 2004 include the financial results of FedEx Kinko's from February 12, 2004 (the date of acquisition). See Note 2 to the accompanying audited financial statements.
(3) Results for 2004 include $37 million, net of tax, or $0.12 per diluted share benefit related to a favorable ruling on an aircraft engine maintenance tax case and the reduction of our effective tax rate. See Note 11 to the accompanying audited financial statements.
(4) Results for 2001 include the financial results of FedEx Freight East from January 1, 2001 (the date of acquisition for financial reporting purposes).
(5) Asset impairment charges of $102 million ($65 million, net of tax, or $0.22 per diluted share) at FedEx Express and reorganization costs of $22 million ($14 million, net of tax, or $0.05 per diluted share) at FedEx Supply Chain Services were recorded in 2001.
(6) Results for 2002 reflect our adoption of SFAS 142, "Goodwill and Other Intangible Assets." We recognized an adjustment of $25 million ($15 million, net of tax, or $0.05 per share) to reduce the carrying value of certain goodwill to its implied fair value. See Note 3 to the accompanying audited financial statements.

BOARD OF DIRECTORS

James L. Barksdale[(2)(3)]
Chairman and President
Barksdale Management Corporation
Investment management company

August A. Busch IV[(2)]
President
Anheuser-Busch, Inc.
Brewing organization

John A. Edwardson[(1*)]
Chairman and Chief Executive Officer
CDW Corporation
Technology products and services company

Judith L. Estrin[(3*)]
President and Chief Executive Officer
Packet Design, LLC
Internet technology company

J. Kenneth Glass[(1)]
Chairman, President and
Chief Executive Officer
First Horizon National Corporation
Bank holding company

Philip Greer[(2*)]
Managing Director
Greer Family Consulting & Investments, LLC
Investment management firm

J.R. Hyde, III[(3)]
Chairman
GTx, Inc.
Biopharmaceutical company

Dr. Shirley A. Jackson[(3)(4)]
President
Rensselaer Polytechnic Institute
Technological university

George J. Mitchell[(2)(4)]
Partner
Piper Rudnick LLP
Law firm

Frederick W. Smith
Chairman, President and
Chief Executive Officer
FedEx Corporation

Dr. Joshua I. Smith[(1)]
Chairman and Managing Partner
Coaching Group, LLC
Consulting firm

Paul S. Walsh[(2)]
Chief Executive Officer
Diageo plc
Consumer food and beverage company

Peter S. Willmott[(1)(4*)]
Chairman and Chief Executive Officer
Willmott Services, Inc.
Retail and consulting firm

(1) Audit Committee
(2) Compensation Committee
(3) Information Technology Oversight Committee
(4) Nominating & Governance Committee
** Committee Chair*

EXECUTIVE OFFICERS AND SENIOR MANAGEMENT

FedEx Corporation

Frederick W. Smith
Chairman, President and Chief Executive Officer

Alan B. Graf, Jr.
Executive Vice President and Chief Financial Officer

Robert B. Carter
Executive Vice President and Chief Information Officer

Kenneth R. Masterson
Executive Vice President, General Counsel and Secretary

T. Michael Glenn
Executive Vice President,
Market Development and Corporate Communications

John L. Merino
Corporate Vice President and Principal Accounting Officer

FedEx Express

David J. Bronczek
President and Chief Executive Officer

David F. Rebholz
Executive Vice President,
Operations and Systems Support

Michael L. Ducker
Executive Vice President, International

FedEx Ground

Daniel J. Sullivan
President and Chief Executive Officer

Rodger G. Marticke
Executive Vice President and Chief Operating Officer

Bram B. Johnson
Executive Vice President,
Strategic Planning, Quality Management and Communications

FedEx Freight

Douglas G. Duncan
President and Chief Executive Officer

Patrick L. Reed
President and Chief Executive Officer, FedEx Freight East

Keith E. Lovetro
President and Chief Executive Officer, FedEx Freight West

FedEx Kinko's

Gary M. Kusin
President and Chief Executive Officer

Kenneth A. May
Executive Vice President and Chief Operating Officer

Paul G. Rostron
Executive Vice President and Chief People Officer

FedEx Custom Critical

John G. Pickard
President and Chief Executive Officer

FedEx Trade Networks

G. Edmond Clark
President and Chief Executive Officer

FedEx Supply Chain Services

Douglas E. Witt
President and Chief Executive Officer

Caribbean Transportation Services

Rick A. Faieta
President and Chief Executive Officer

CORPORATE INFORMATION

Corporate Headquarters: 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818-7500.

Annual Meeting: The annual meeting of shareowners will be held in the Tennessee Grand Ballroom at the Hilton Hotel, 939 Ridge Lake Boulevard, Memphis, Tennessee 38120, on Monday, September 27, 2004, at 10:00 a.m. Central time.

FINANCIAL INFORMATION

Stock Listing: FedEx Corporation's common stock is listed on the New York Stock Exchange under the ticker symbol FDX.

Shareowners: As of July 12, 2004, there were 17,901 shareowners of record.

Market Information: Following are high and low sale prices and cash dividends paid, by quarter, for FedEx Corporation's common stock in 2004 and 2003.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
FY 2004				
High	**$68.96**	**$78.05**	**$75.15**	**$76.07**
Low	**59.01**	**63.70**	**64.84**	**65.88**
Dividend	***0.05***	***0.05***	***0.06***	***0.06***
FY 2003				
High	$57.25	$56.24	$58.60	$64.35
Low	43.71	42.75	47.70	48.18
Dividend	0.05	0.05	0.05	0.05

Dividends: FedEx paid its first cash dividend on July 8, 2002 and has paid a cash dividend each subsequent quarter, including on July 1, 2004 ($0.07 per share). We expect to continue to pay regular quarterly cash dividends, though each quarterly dividend is subject to review and approval by our Board of Directors.

Financial Information: Copies of FedEx Corporation's Annual Report on Form 10-K, other documents filed with the Securities and Exchange Commission (SEC) and other financial and statistical information are available through our Web site at fedex.com. The most recent certifications by our principal executive and financial officers pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. You will be mailed a copy of the Form 10-K upon request to Investor Relations, FedEx Corporation, 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818-7200, e-mail ir@fedex.com. Company documents filed electronically with the SEC can also be found at the SEC's Web site at www.sec.gov.

Independent Registered Public Accounting Firm:
Ernst & Young LLP, Memphis, Tennessee.

CONTACT INFORMATION

Customer Inquiries: Call l-800-Go-FedEx or visit the Customer Support section of fedex.com: http://www.fedex.com/us/customersupport/

General and Media Inquiries: Contact FedEx Public Relations, 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 434-8400 or the About FedEx section of fedex.com: http://www.fedex.com/us/about/

Shareowner Account Inquiries: Contact EquiServe Trust Company, N.A., P.O. Box 43069, Providence, Rhode Island 02940-3069, (800) 446-2617.

Direct Stock Purchase and Dividend Reinvestment Inquiries: For information on the direct stock purchase and dividend reinvestment plan for FedEx Corporation common stock, call EquiServe at (800) 446-2617 or visit their direct stock purchase plan Web site at equiserve.com. This plan provides an alternative to traditional retail brokerage methods of purchasing, holding and selling FedEx common stock. This plan also permits shareowners to automatically reinvest their dividends to purchase additional shares of FedEx common stock.

Investor Inquiries: Contact J.H. Clippard, Jr., Vice President, Investor Relations, FedEx Corporation, 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818-7200, e-mail ir@fedex.com or visit the Investor Relations section of fedex.com: http://www.fedex.com/us/investorrelations/

GENERAL INFORMATION

Equal Employment Opportunity: Our greatest asset is our people. We are committed to providing a workplace where our employees and contractors feel respected, satisfied and appreciated. Our policies are designed to promote fairness and respect for everyone. We hire, evaluate and promote employees, and engage contractors, based on their skills and performance. With this in mind, we will not tolerate certain behaviors. These include harassment, violence, intimidation and discrimination of any kind involving race, color, religion, national origin, gender, sexual orientation, age, disability or, where applicable, veteran or marital status.

Service Marks: The following are registered service marks of Federal Express Corporation, registered with the U.S. Patent & Trademark Office and in other countries: FedEx®, FedEx Express®, FedEx Ground®, FedEx Freight®, FedEx Custom Critical®, FedEx Supply Chain Services®, FedEx InSight®, FedEx Home Delivery® and FedEx International Priority DirectDistribution®. The following are service marks of Federal Express Corporation: FedEx Trade Networks℠, FedEx Services℠ and Caribbean Transportation Services℠. DocStore® is a registered service mark of Kinko's Ventures, Inc. FedEx Kinko's Office and Print Centers℠ is a service mark of Federal Express Corporation and Kinko's Ventures, Inc.

♻ This entire annual report is printed on recycled paper.

Design: EAI/Atlanta Printing: Lithographix, Inc. Photography: Christopher Wahl


FedEx



FedEx Corporation
942 South Shady Grove Road
Memphis, Tennessee 38120
fedex.com